EXHIBIT 1


                         THE INDUSTRIAL DEVELOPMENT BANK
                               OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                              FOR THE PERIOD ENDED
                               SEPTEMBER 30, 2005

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                      SEPTEMBER 30, 2005 REPORT (UNAUDITED)




CONTENTS

                                                              PAGE

Report of the Board of Directors                                2

Management Review                                              15

Certifications of the General Manager and Comptroller          21

Condensed Financial Statements and Annexes                     23

This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.

THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS FOR SEPTEMBER 30, 2005

In its meeting of November 27, 2005, the Board of Directors of The Industrial Development Bank of Israel Ltd. resolved to approve the Bank's unaudited financial statements for September 30, 2005. The financial statements are presented in accordance with the directives of the Supervisor of Banks and the data is stated in reported amounts.

ECONOMIC DEVELOPMENTS

In the first nine months of 2005 the growth rate of the gross domestic product is higher than the forecasts and also than the growth rate in 2004. The most recent estimate of the anticipated growth rate for 2005 is 5.1% compared with growth of 4.4% in 2004. In the last two years most of the segments of the economy enjoyed accelerated economic activity. The segments which show marked acceleration in activity are industries related to hi-tech and tourism. Conversely, it is apparent that the construction industry has not yet recovered from the recession.

The growth of the last two years is reflected by a decrease in unemployment, which in 2005 has fallen below 10%, and also by an increase in the average wage, this after the significant decrease in the average wage in 2002 and 2003.

In the first nine months of 2005 the market interest rate remained low. The Bank of Israel rate, which as at December 31, 2004 was 3.7% p.a., was reduced at the end of January by 0.2% and set at 3.5% p.a. This interest was in effect until the end of September 2005 and then it was raised by 0.25%. Subsequent to the balance sheet date (at the end of October 2005) the Bank of Israel rate was again raised by 0.25%. As of the date of publishing the financial statements the Bank of Israel rate is 4.0%. The expectations deriving from the capital market are that the Bank of Israel rate will continue to rise, and this is reflected in the increase in the annual rate of return on one-year short-term treasury notes, which proximate to the date of publishing the financial statements is 5.0%.

PRESENTED BELOW IS DATA REGARDING THE EFFECT OF THE INCREASE IN THE LAST PUBLISHED CPI AND THE DEVALUATION (APPRECIATION) RATES OF THE SHEKEL IN RELATION TO PRINCIPAL CURRENCIES:


                                    FOR THE THREE MONTHS ENDED    FOR THE NINE MONTHS ENDED   FOR THE YEAR
                                          SEPTEMBER 30                  SEPTEMBER 30               ENDED
                                       ------------------            ------------------        DECEMBER 31
                                       2005          2004            2005          2004            2004
                                       ----          ----            ----          ----            ---
                                         %             %               %             %               %
                                       ----          ----            ----          ----            ---
Increase in last published
 CPI                                    1.4             -             1.9           1.2            0.9
Rate of devaluation
 (appreciation) in the
 shekel in relation to the
 dollar                                 0.5          (0.3)            6.7           2.4           (1.6)
Rate of devaluation
 (appreciation) in the
 shekel in relation to the
 euro                                     -           1.1            (6.0)         (0.2)           6.2
Rate of devaluation
 (appreciation) in the shekel
 in relation to the yen                (1.7)         (2.3)           (3.3)         (1.4)           2.6

The above data indicate a rise in the rate of inflation, on the background of an increase in fuel prices and a relatively rapid rate of devaluation of the shekel in relation to the dollar.

GENERAL

Due to increased withdrawals of deposits during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank was granted a special credit line by the Bank of Israel. On February 27, 2003 the Bank's Board of Directors resolved to adopt the principles of the "Run-Off" plan prepared by a staff of outside consultants. The major part of the plan is a supervised sale of the credit assets of the Bank over a four-year period, along with cutbacks in manpower and banking activities. On July 26, 2005 the Bank's Board of Directors approved extension of the plan until July 31, 2008 and decided to continue its implementation on the basis of the schedule included in the document presented to it.

On October 10, 2005 the Ministerial Committee for Social and Economic Affairs (the Social Economic Cabinet) approved the extension of the Bank's "Run-Off" plan until July 31, 2008, after it had decided two years earlier, on July 29, 2003, to adopt the "Run-Off" plan for a period that according to its decision was to end on July 29, 2006. The main principles of the Committee's decision from October 10, 2005 are presented in Note 1 of the condensed financial statements.

In his letter from October 30, 2005 the Governor of Bank of Israel announced the extension of the special credit line, that had been provided to the Bank, until July 31, 2008. The main terms of the special credit line are described hereunder.

On July 26, 2005, the Bank's Board of Directors discussed a document that had been prepared regarding extension of the "Run-Off" plan. In light of the document's conclusion regarding the worthiness of extending the plan, the Board of Directors approved extension of the plan until July 31, 2008.

Furthermore, at the same time, the Bank's Board of Directors decided that due to the reduction in the Bank's activity according to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, including the non-acceptance of new deposits and the non-renewal of existing deposits that have reached maturity, and to the restricted license specifying that it is in force until the end of the extension period of the plan (July 31, 2008). The Bank's agreement to restrict its license and limit its duration, as aforementioned, was noted in both the decision of the Ministerial Committee for Social and Economic Affairs to extend the "Run-Off" plan and the announcement of the Governor of Bank of Israel regarding extension of the special credit line.

The Bank is presently in the process of implementing the "Run-Off" plan as described in more detail below.

THE RUN-OFF PLAN AND ITS IMPLEMENTATION

The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special credit line by the Bank of Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

In accordance with the "Run-Off" plan and the efficiency plan implemented by the Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit. The Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result, there has been a significant increase in recent years in the Bank's collection costs and legal expenses.

As a direct result of the Bank's policy and the extensive efforts it has been investing in collecting the credit, the balance of the monetary credit held by the public has been significantly reduced. This balance (not including loans with State guarantees to a certain government company), which at September 30, 2004, amounted to NIS 2,054 million and as of December 31, 2004 amounted to NIS 1,826 million, was reduced to an amount of NIS 1,368 million on September 30, 2005.

The balance of the public's deposits with the Bank as of September 30, 2005 was NIS 255 million, compared with NIS 510 million on September 30, 2004 and NIS 405 million on December 31, 2004. The Bank refrains from accepting new deposits and it has recently stopped (subject to certain exceptions) renewing existing deposits that have reached maturity. Management of the Bank expects that as a result there will be an additional significant decrease in the balance of the public's deposits.

Continuation of the process of reducing the assets and liabilities of the Bank as reflected in the above data was executed within the framework and according to the "Run-Off" plan.

As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was accompanied by a reduction in the Bank's staff and a significant reduction in its operating expenses. As of September 30, 2005 the number of Bank employees was 55 compared with 62 as at December 31, 2004.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of selling the Bank's assets as part of the "Run-Off" plan.

THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

The terms of the special line of credit that was provided to the Bank by the Bank of Israel were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the credit line are specified in the letter of the Governor from October 30, 2005, and the principal terms are as follows:

o The credit line will be in effect until no later than July 31, 2008 (extension of the credit line from August 1, 2006 to July 31, 2008 is subject to making the necessary corrections and additions to the debenture by which the Bank created a floating lien on all its assets, except for certain assets, in favor of the Bank of Israel).

o The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with the forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

o The Bank will be allowed to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

o The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

o Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

o Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

The letter of the Governor from October 30, 2005 states that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the Bank's operations besides those specified in the aforementioned letter will be considered, whether or not as a result of non-compliance with the objectives of the "Run-Off" plan.

The utilized balance of the special credit line from the Bank of Israel (not including interest accrued but not yet charged) as of September 30, 2005 was NIS 1,048 million, compared with NIS 1,389 million as of December 31, 2004. The utilized balance as of September 30, 2005 is lower by NIS 152 million than the credit line that was set for that date for the Bank in the updated credit line decline forecast and by NIS 1,152 million than the original amount of the credit line.

The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest in excess of the "Bank of Israel interest rate" which were charged by the Bank of Israel from August 2002 until July 29, 2003 (the date the Ministerial Committee for Social and Economic Affairs initially approved the Bank's "Run-Off" plan for the first time), in the total amount of NIS 72 million. Even though the Governor of the Bank of Israel has to date declined the Bank's request on this matter, the Bank continues to insist on receiving a credit for this interest.

CAPITAL ADEQUACY

On September 30, 2005, the Bank's ratio of capital to risk assets was negative at the rate of (0.9%), compared with the 9% minimum stipulated in Proper Banking Procedures and 0.64% as of December 31, 2004.

Due to the sharp decline in the "first tier capital" of the Bank and its becoming "negative capital", and in view of the limitation by which the "second tier capital" in excess of the "first tier capital" shall not be taken into consideration in calculating the minimum capital ratio, all the "second tier capital" of the Bank remains unutilized in the calculation of the aforementioned ratio (thus, as of September 30, 2005, "second tier capital" in the total amount of NIS 556 million remains unutilized).

It is noted that as of September 30, 2005, the Bank's shareholders' equity amounted to NIS 193.8 million and in addition it has nonparticipating share capital in the amount of NIS 329.9 million. The total capital of the Bank, including nonparticipating shares, amounts to NIS 523.7 million. The aforementioned capital, with the required adjustments, and with the addition of the general allowance for doubtful debts, constitutes the "second-tier capital" of the Bank, which as aforementioned is entirely unutilized for purposes of the ratio of capital to risk assets.

In the opinion of the Bank's Board of Directors, in the Bank's present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to its operations.

EXEMPTION FROM THE SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A DEVIATION FROM CERTAIN DEBT RESTRICTIONS

As stated in more detail in Note 1G of the Bank's financial statements as of December 31, 2004, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing means of control in corporate entities and in respect of deviations from the limit of sector concentration indebtedness.

It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which would have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD for which the Bank used to pay quarterly 25% of the annual preferred dividend. The last dividend paid by the Bank was for the second quarter of 2002. Following the losses of the Bank in 2002 and after the Bank's Board of Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles of association and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from continuing to distribute a dividend in respect of the aforementioned shares.

The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend, amounts to NIS 130.5 million as at September 30, 2005. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits of the Bank with the Israeli Treasury, which was also not recorded in the financial statements.

The accrued amount of NIS 130.5 million is comprised as follows: NIS 80.4 million is in respect of non-participating shares (D and DD) and NIS 50.1 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 9.2 million is in respect of the third quarter of 2005 and is comprised as follows: NIS 3.0 million in respect of participating C, CC and CC1 shares and NIS 6.2 million in respect of non-participating D and DD shares.

On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated.

See also Note 8 of the condensed financial statements for details on the cessation of dividend distribution and the matter of the accruing of interest on the perpetual deposits with the Israeli Treasury. See also Note 9 of the condensed financial statements for additional details regarding the aforementioned originating motions.

LEGAL CLAIMS AND OTHER CONTINGENCIES

Note 9 of the condensed financial statements presents information regarding the significant legal claims filed against the Bank.

ANNUAL REPORTING IN THE USA

Since the Bank had in the past issued its securities to shareholders in the USA, the Bank is required under American law to submit an annual report to the United States Securities and Exchange Commission (hereinafter - SEC). This annual report is submitted on a form known as 20-F. The annual report (20-F) for 2004 was submitted by the Bank to the SEC on July 15, 2005, and it was also attached to the immediate report that was sent by the Bank on July 17, 2005 to the Tel Aviv Stock Exchange and the Israeli Securities Authority.

EXEMPTION FROM IMPLEMENTING THE BASEL II TREATY

The Basel committee on banking supervision published a document on June 26, 2004, which is known as the "Basel II Treaty", and is comprised of a list of principles intended first and foremost to improve risk management, including management of the capital adequacy of banks. The Supervisor of Banks announced his intention to impose the Basel II Treaty on the entire banking system in Israel. Implementation of the Treaty's principles requires proper and extensive preparations, including the establishment and building of various infrastructures and systems.

In his letter of November 30, 2004, the Supervisor of Banks accepted the request of the Bank and exempted it from the need to prepare for implementing the Basel II Treaty, this in light of the circumstances under which the Bank operates, including the Government decision to adopt the "Run-Off" plan.

MITIGATIONS IN THE IMPLEMENTATION OF PROPER BANKING PROCEDURES WITH RESPECT TO CREDIT MANAGEMENT

In his letter of May 1, 2005, the Supervisor of Banks confirmed that in light of the changes in the Bank's activity and its focusing on the collection of credit, the Bank is exempt from implementing certain proper banking procedures with respect to credit management as follows: Section 9(a) of Directive 301 regarding the establishment of a credit policy by the Board of Directors, Section 3(b) of Annex A of Directive 316 regarding the credit rating of borrowers and Directive 323 regarding the financing of purchases of means of control in companies.

ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act, which are applicable to the Bank.

REPORTING DIRECTIVES OF THE BANK OF ISRAEL

On January 30, 2005, following the publishing of the recommendations of the Barnea Committee, Bank of Israel published a draft temporary order regarding the description of the banking entity's business activities and forward-looking information in the Report of the Board of Directors. The draft temporary order includes disclosure requirements with respect to the annual and quarterly financial statements of banking entities, which expand the disclosure required from them in the financials statements and also include requirements for the disclosure of forward-looking information.

In accordance with the draft order and the clarifications that were subsequently received from the Bank of Israel, a banking entity that published its financial statements for 2004 up until February 28, 2005 is allowed not to implement the new disclosure requirements of the temporary order (except for the provisions relating to the presentation of information in clear Hebrew) with respect to both the annual report for 2004 and the quarterly reports for 2005, except if the banking entity publishes a prospectus in 2005.

The Bank published its annual financial statements for 2004 on February 28, 2005 and therefore is not required to implement the new disclosure requirements in the quarterly financial statements for 2005, as aforementioned.

ECONOMIC POLICY LAW FOR 2005

Within the framework of the Economic Policy Law for 2005 (Legislation Amendments) - 2004, which was approved by the Knesset on March 29, 2005, the definition of "salary" for purposes of paying salary tax by financial institutions, including the Bank, was expanded so as to include also a retirement grant or a death grant and any other amount paid by an employer to an advanced study fund or provident fund that is not a central severance pay fund, even if according to Section 3 of the Income Tax Ordinance it is not considered earned income on the date it was paid to the advanced study fund or the provident fund. The amendment is in effect from January 1, 2005.

In accordance with a review by the Bank, the aforementioned law mainly affects the special collective agreement that was signed at the end of 2002 with respect to the dismissal of employees. The salary tax expense in respect of the aforementioned agreement was included in the Bank's expenses for the first nine months of 2005. The increase in expenses as a result of the aforementioned amendment to the law amounted to NIS 4.2 million in the first nine months of 2005, of which NIS 3.7 million is in respect of the special collective agreement regarding the early retirement of employees.

DEVELOPMENT OF INCOME AND EXPENSES

NET EARNINGS - The Bank concluded the third quarter of 2005 with net earnings of NIS 0.5 million compared with net earnings of NIS 0.6 million in the third quarter of 2004. In the first nine months of 2005 the loss amounted to NIS 6.3 million compared with a loss of NIS 2.5 million in the corresponding period of 2004.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS - amounted to NIS 17.3 million in the third quarter of 2005, compared with NIS
12.1 million in the corresponding quarter of 2004. The increase in the profit from financing operations is contrary to the decrease in the volume of the Bank's financing operations. The said increase is affected by income from interest that was collected on problematic debts, which in the third quarter of 2005 amounted to NIS 8.0 million, whereas no such income was recorded in the corresponding quarter of 2004. Net of the aforementioned component the data indicate a decrease of NIS 2.8 million in the profit from financing operations. In the first nine months of 2005 the profit from financing operations amounted to NIS 46.4 million, compared with NIS 50.6 million in the first nine months of 2004. In the first nine months of 2005 the profit from financing operations included income from interest collected on problematic debts in the amount of NIS 14.8 million, compared with NIS 5.8 million in the corresponding period of 2004.

An analysis of the financing operations of the Bank in the various segments shows the following points:

UNLINKED SHEKEL SEGMENT - In the first nine months of 2005 the average balance of assets in this segment amounted to NIS 630 million compared with NIS 990 million in the corresponding period of 2004, a decrease of 36%. The margin in this segment, including the effect of derivatives, was 1.81% in the first nine months of 2005 compared with 1.80% in the corresponding period of 2004.

It should be noted that most of the non-income bearing debt is in this segment and this affects the margin.

CPI-LINKED SEGMENT - In the first nine months of 2005 the average balance of assets amounted to NIS 705 million compared with NIS 1,017 million in the first nine months of 2004, a decrease of 31%. The margin in this segment, including the effect of derivatives, was 2.73% in the first nine months of 2005 compared with 2.10% in the corresponding period of last year.

FOREIGN CURRENCY DENOMINATED/LINKED SEGMENT - In the first nine months of 2005 the average amount of assets in this segment amounted to NIS 6,758 million compared with NIS 7,243 million in the first nine months of 2004. The credit in this segment includes credit to a certain Government company that was granted out of a deposit of the State and is guaranteed by the State, which has an insignificant margin corresponding to the degree of risk of the said credit. Net of this credit the average balance of assets in this segment amounted to NIS 447 million compared with NIS 670 million in the first nine months of 2004, meaning a decrease of 33%.

In the first nine months of 2005 the margin in this segment, including the effect of derivatives, was 0.02% compared with 0.17% in the corresponding period of last year. The low margin of this segment is affected by the volume of credit guaranteed by the State as aforementioned. The decrease in the weighted margin in this segment is a result of the increase in the proportion of the said credit from the total assets of this segment. In the third quarter of 2005 the margin in this segment was negative at the insignificant rate of (0.01%).

The State guaranteed credit and the State deposit from which the credit was granted bear a higher rate of return, and due to their high proportion from assets and liabilities they distort the data regarding the margin of this segment. An analysis of the data regarding this segment net of the aforementioned credit and deposit shows a margin of 1.00% in the third quarter of 2005 and 0.76% in the first nine months of 2005.

In the first nine months of 2005 the total average monetary assets in all the linkage segments (not including the credit from the State deposit and guaranteed by the State) amounted to NIS 1,782 million compared with NIS 2,677 million in the first nine months of 2004, meaning a decrease of 33% in monetary assets. The data presented above show that in the first nine months of 2005 the Bank succeeded in maintaining a positive margin in all linkage segments notwithstanding the high proportion of the credit classified as non-income bearing.

Comparative data on the development of the overall credit risk in respect of problematic borrowers (1) is as follows (in NIS millions):

                                                                       SEPTEMBER 30   SEPTEMBER 30     DECEMBER 31
                                                                           2005           2004             2004
                                                                         -------        -------          -------
Non-income bearing                                                         284.2          405.7            400.2
Restructured (2)                                                           102.7          156.7            108.3
Designated for restructuring (3)                                            22.6           20.2             24.3
Temporarily in arrears                                                      93.7          139.9            117.9
Under special supervision*                                                 291.8          458.1            353.8
                                                                         -------        -------          -------

Total balance sheet credit to problematic borrowers (1)                    795.0        1,180.6          1,004.5

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                                       72.6          139.8            121.6
                                                                         -------        -------          -------

Overall credit risk in respect of problematic borrowers (1) (4)            867.6        1,320.4          1,126.1
                                                                         =======        =======          =======

* Includes an amount of NIS 76.7 million in respect of debts for which there is a specific allowance (as of September 30, 2004 - NIS 161.5 million and as of December 31, 2004 - NIS 116.1 million).

1) Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

2) Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3) Credit to borrowers in respect of which there is an as yet unimplemented Management decision to restructure their debt.

4) As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The data presented above indicate a decrease in the volume of debts that are classified as non-income bearing. Nonetheless, the proportion of problematic debts to total debts continues to be high in comparison with the total credit of the Bank. Since the credit balance is in the process of being reduced, the proportion of problematic debts to total credit keeps rising. The high amount of the non-income bearing debts will have a negative effect on the Bank's results of operations in the future since the interest income in respect of these debts will not be recorded in financing income as long as the debts continue to be classified as non-income bearing.

ALLOWANCE FOR DOUBTFUL DEBTS - In the third quarter of 2005 the allowance amounted to NIS 12.9 million, compared with NIS 9.8 million in the corresponding quarter of 2004. The specific allowance for doubtful debts amounted to NIS 17.6 million, compared with NIS 14.9 million in the corresponding quarter of 2004. In the first nine months of 2005 the specific allowance for doubtful debts amounted to NIS 42.7 million compared with NIS 54.6 million in the corresponding period of 2004. The supplementary allowance for doubtful debts decreased by NIS 8.6 million in the first nine months of 2005, mainly as a result of the decrease in the volume of problematic debts in general and in the volume of non-income bearing debts in particular. In addition, the aforementioned decrease was affected by the Supervisor of Banks' approval to cancel a supplementary allowance of NIS 0.9 million, that had been recorded in the past in respect of the debt of a customer which according to the instruction of the Supervisor of Banks was classified to the securities item.

PROFIT FROM FINANCING OPERATIONS AFTER ALLOWANCES FOR DOUBTFUL DEBTS - In the first nine months of 2005 the profit amounted to NIS 12.3 million compared with NIS 1.6 million in the first nine months of 2004. In the third quarter of 2005 the aforementioned profit amounted to NIS 4.4 million compared with NIS 2.3 million in the corresponding quarter of 2004.

OPERATING AND OTHER INCOME - This income amounted to NIS 17.4 million in the first nine months of 2005, compared with NIS 31.1 million in the corresponding period of 2004. The decrease in income is mainly due to the decrease in gains from investments in shares. These gains amounted to NIS 11.7 million in the first nine months of 2005 compared with NIS 24.6 million in the first nine months of 2004. There was also a decrease in income from operating commissions, which is due to a decline in transactions executed by the customers through the Bank. In the first nine months of 2005 the income from operating commissions amounted to NIS 1.4 million, compared with NIS 3.3 million in the corresponding period of 2004. The other operating income amounted to NIS 4.3 million, compared with NIS 3.2 million in the corresponding period of 2004. The increase in this component derives from an increase in the earnings of the severance pay funds beyond the amount required in order to supplement the provisions as a result of salary changes.

In the third quarter of 2005 the operating income amounted to NIS 5.8 million compared with NIS 10.5 million in the third quarter of 2004.

OPERATING AND OTHER EXPENSES - In the first nine months of 2005 these expenses amounted to NIS 36.0 million, compared with NIS 35.4 million in the first nine months of 2004. The increase is due to the expansion of the definition of salary for purposes of payroll tax in the legislative amendments that were approved in the framework of the economic policy for 2005. The overall effect of the aforementioned change amounted to an increase of NIS 4.2 million in operating expenses. In addition the operating expenses were affected by changes in the expense relating to the retirement of employees. Excluding the effect of these two components, the data indicate a decrease of NIS 5.6 million, meaning a decrease of 15%.

Payroll expenses amounted to NIS 16.6 million compared with NIS 17.2 million during the first nine months of 2004. The reduction in payroll expenses, which is a result of the reduction in manpower according to the "Run-Off" plan and the complementary efficiency plan, was offset by an increase in the payroll tax expense, which in the first nine months of 2005 amounted to NIS 2.5 million (of which NIS 0.5 million is due to the aforementioned legislative amendment) compared with NIS 2.3 million in the first nine months of 2004. An additional factor that affected the payroll expenses is the canceling of part of the salary cutbacks that were made in 2002 and were in effect until the end of 2004. In the last quarter of 2004, the Bank cancelled the payroll tax expenses recorded for 2004 against the recording of payroll tax receivable because of the losses for purposes of profit tax in that year.

An expense in the amount of NIS 4.0 million was recorded under the item of expenses in respect of the retirement of employees and it is mostly due to payroll tax following the aforementioned legislative amendment. In the first nine months of 2004 income in the amount of NIS 1.7 million was recorded under this item.

In the first nine months of 2005 maintenance and depreciation expenses amounted to NIS 2.9 million, compared with NIS 4.6 million in the corresponding period of 2004.

The other operating expenses amounted to NIS 12.5 million, compared with NIS
15.3 million in the first nine months of 2004. There was a significant decrease in most of the other operating expense items as a result of the complementary efficiency plan.

In the third quarter of 2005 the operating expenses amounted to NIS 9.7 million compared with NIS 12.2 million in the corresponding quarter of 2004.

INCOME FROM OTHER ITEMS - Beginning from the third quarter of 2002 the financial statements of the Bank do not include any special income from the Israeli Treasury because the Israeli Treasury stopped paying the interest to the Bank on the perpetual deposits.

See Note 8 of the condensed financial statements regarding the cessation of dividend distribution and the interest on the perpetual deposits with the Israeli Treasury.

BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - Amounted to NIS 8,860 million as of September 30, 2005, compared with NIS 9,078 million as of December 31, 2004.

SHAREHOLDERS' EQUITY INCLUDING NON-PARTICIPATING SHARES - Amounted to NIS 524 million as of September 30, 2005, compared with NIS 508 million as of December 31, 2004.

The increase in shareholders' equity, including the non-participating shares, derives from an increase in the value of the perpetual deposit with the Treasury and an increase in the capital reserve from adjustments relating to the presentation of available - for - sale securities at market value. The increase of NIS 15.2 million in the perpetual deposit with the Treasury derives from CPI linkage differences on the said deposit in the first nine months of the year. These linkage differences are not reflected in the statement of income. The increase in the capital reserve from adjustments relating to the presentation of available - for - sale securities at market value amounts to NIS 6.5 million.

TOTAL CREDIT TO THE PUBLIC - Amounted to NIS 7,820 million as of September 30, 2005, compared with NIS 7,993 million as of December 31, 2004. The credit data above include credit guaranteed by the State that was granted out of a deposit of the State with the Bank, the balance of which amounted to NIS 6,452 million as of September 30, 2005 compared with NIS 6,167 million as of December 31, 2004. The increase in the aforementioned credit is due to the increase in the exchange rate of the dollar. Excluding such credit, the credit to the public amounts to NIS 1,368 million as of September 30, 2005 compared with NIS 1,826 million as of December 31, 2004. This decrease reflects the policy implemented by the Bank to reduce its credit portfolio and continues the decrease in credit in 2003 and 2004.

DEPOSITS OF THE PUBLIC - Amounted to NIS 255 million as of September 30, 2005, compared with NIS 405 million as of December 31, 2004. These deposits are comprised of non-linked deposits in the amount of NIS 134 million, compared with NIS 198 million as of December 31, 2004, of CPI-linked deposits in the amount of NIS 96 million, compared with NIS 149 million as of December 31, 2004, and of foreign currency denominated or linked deposits in the amount of NIS 25 million, compared with NIS 58 million at December 31, 2004.

The Bank refrains from accepting new deposits and it has recently stopped (subject to certain exceptions) renewing deposits that have reached maturity.

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits amounted to NIS 6,924 million as of September 30, 2005, compared with NIS 6,655 million as of December 31, 2004. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 6,571 million as of September 30, 2005, compared with NIS 6,282 million as of December 31, 2004. The increase in the foreign currency Government deposits is due to the increase in the exchange rate of the dollar.

Another component of these deposits are the CPI-linked deposits that were received from the Government as part of the kibbutzim debts arrangement and served as the source for rescheduling these debts. The balance of the Government's CPI-linked deposits amounted to NIS 353 million as of September 30, 2005, compared with NIS 373 million as of December 31, 2004.

DEPOSITS FROM BANKS - The balance of these deposits amounted to NIS 1,073 million as at September 30, 2005, compared with NIS 1,428 million as of December 31, 2004. Of the total amount of the bank deposits, an amount of NIS 1,058 million derives from the special credit line the Bank of Israel granted to the Bank (of which NIS 1,048 million is the balance of the credit principal and NIS 10 million is accrued interest that has not yet been charged), compared with NIS 1,404 million as of December 31, 2004.

Other than the Bank of Israel credit line, the aforementioned item also includes a deposit in the amount of NIS 15 million which is a long-term deposit of a foreign bank that was deposited with the Bank in the 1990s. This deposit was deposited by the Bank with the Israeli Treasury and has the same repayment dates as the aforementioned deposit.

ASSET AND LIABILITY MANAGEMENT POLICY AND RISK MANAGEMENT POLICY

The Bank's activities as a financial broker involve the taking of financial risks. The main financial risks faced by the Bank are market risks and liquidity risks, which are accompanied by operating and legal risks.

The Bank's policy for managing its assets and liabilities is currently designed to keep the linkage base risks and interest risks within the exposure boundaries set by the Board of Directors. A committee, which includes the General Manager and members of Management and which usually meets on a weekly basis, deliberates implementation of this policy. In accordance with the approval that was granted by the Supervisor of Banks on November 26, 2003 this management committee functions as the risk manager of the Bank.

With respect to the implementation of the policies for asset and liability management as well as management of financial risks, the Board of Directors has set certain limitations. In addition, they also set the manner and timing of reporting and control regarding compliance with the said set limitations. A report on the financial risk management is presented at the meeting of the Board of Directors on a quarterly basis. The Board of Directors holds a discussion on this matter, and also refers to the exposure limitations that were set and updates them in accordance with resolutions that are made.

Presented below are details of the main areas of exposure, the limitations set therefore, and the manner and dates for reporting on the level of exposure and compliance with the relevant limitations:

LINKAGE BASE EXPOSURE - The exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base.

Similar to the entire banking system, the Bank has three main linkage segments:
CPI-linked, foreign currency denominated and linked, and non-linked shekel. Linkage base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rate of the different currencies.

For each of the aforementioned linkage segments, maximum permissible surplus and deficit levels have been set. These limitations were set on the basis of the composition of the Bank's capital and the Bank's current activities.

The report on linkage base exposure is included in the report on the Banks' activities which is submitted to the plenum meeting of the Board of Directors. The aforesaid report is also discussed by the aforementioned management committee, which meets, as noted above, on a weekly basis.

The following table presents details of the excess of assets over liabilities (excess of liabilities over assets) classified by linkage segment. The data include off-balance sheet items and is stated in NIS millions:

                                                         FOREIGN
                                                         CURRENCY
                          NON-LINKED      CPI-LINKED    DENOMINATED/  NON-MONETARY
                        SHEKEL SEGMENT    SEGMENT (*)  LINKED SEGMENT    ITEMS         TOTAL
                            -----           -----          -----         -----         -----
September 30, 2005          (520.9)         953.4           28.2          63.0         523.7
September 30, 2004          (456.4)         865.9           32.5          65.0         507.0
December 31, 2004           (435.8)         863.6           20.0          60.5         508.3

*    Including a perpetual deposit with the Israeli Treasury (September 30, 2005
     - NIS 821.7 million; September 30, 2004 - NIS 808.9 million; December 31, 2004 - NIS 806.5 million).

OPERATING RISKS - The Bank applies various measures in order to reduce the operating risks to which the Bank may be exposed:

- The Bank has appointed an operating risks manager and an operating risks controller.

- The Bank has a computerized control system for locating operating risks in the Bank's operations.

- The Bank prepares, by means of external professionals, periodic reviews of the operating risks to which it is exposed, including risks of embezzlement and fraud, and of the adequacy of the preventive and compensatory controls designed for reducing such risks. These reviews also provide, if necessary, recommendations for improvement and/or expansion of the existing controls and/or the implementation of new controls.

- The Bank has a process for managing and monitoring implementation of the recommendations of the aforementioned risk reviews.

CRITICAL ACCOUNTING POLICY

The principal accounting policies which were applied in the Bank's financial statements are described in Note 1 of the annual financial statements.

The implementation of these accounting policies by the Bank's Board of Directors and Management when preparing the financial statements often involves making various evaluations and estimates which affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the Bank.

Details relating to the accounting policies regarding critical issues are included in the Board of Directors' report for 2004 in the section relating to critical accounting policy.

RESPONSIBILITY OF THE MANAGEMENT FOR THE INTERNAL CONTROL OVER FINANCIAL
REPORTING

The financial statements include declarations of the Bank's General Manager and Comptroller regarding the efficiency of the controls and procedures relating to the disclosure in the financial statements and regarding changes in the internal control over financial reporting.

The aforementioned declarations are in accordance with the directives published by Bank of Israel, which came into effect for the first time in the financial statements for June 30, 2005. The directives published by the Bank of Israel are in accordance with the provisions of Section 302 of the Sarbanes Oxley Act. Management of the Bank together with the General Manager and Comptroller evaluated, as of the end of the period included in this report, the efficiency of the controls and procedures relating to the Bank's disclosure.

On the basis of this evaluation, the Bank's General Manager and Comptroller concluded that as of the end of this period, the controls and procedures relating to the Bank's disclosure are efficient in order to record, process, summarize and report the information that the Bank is required to disclose in the quarterly report in accordance with the reporting to the public directives of the Supervisor of Banks and at the date specified in these directives.

In the quarter ended September 30, 2005 there was no change in the Bank's internal control over financial reporting which has had or is likely to have a significant effect on the Bank's internal control over financial reporting.

SECTION 404 OF THE SARBANES OXLEY ACT

Since the Bank has issued its securities to shareholders in the USA, it is subject to the provisions of the Sarbanes Oxley Act. In accordance with Section 404 of the Sarbanes Oxley Act, the management of the reporting entity is required to declare, among other things, its responsibility for fulfilling and maintaining proper internal controls and proper procedures with respect to financial reporting, and to provide its evaluation on the effectiveness of such controls and procedures. The United States Securities and Exchange Commission
(SEC) announced that it is postponing the application of Section 404 with respect to companies that are not defined as an "Accelerated Filer", including a foreign issuer that does not meet this definition, so that they will be required to implement the Section only from the fiscal year ending on or after July 15, 2007. In the opinion of the Bank's legal advisors and on the basis of the Bank's valuation of its shares, the Bank does not meet the aforementioned definition of an "Accelerated Filer". As a result of this, the Bank will be required to implement Section 404 of the Sarbanes Oxley Act only beginning with the financial statements for 2007 that it submits in the USA. The implementation of
Section 404 of the Sarbanes Oxley Act requires appropriate preparations and the investment of significant time and management resources. The Bank has started to take steps for the implementation of Section 404. In accordance with a draft directive from September 11, 2005 that was published by the Supervisor of Banks, requirements similar to those included in Section 404 of the Sarbanes Oxley Act will be imposed on the banks in Israel. In accordance likewise with this draft, the provisions will apply beginning with the financial statements for 2007.

DISCLOSURE REGARDING THE BANK'S INTERNAL AUDITOR

The disclosure regarding the Bank's internal auditor is as described in the report of the Board of Directors for 2004 and no changes have occurred in it.

ORGANIZATIONAL STRUCTURE AND MANPOWER

The number of full-time employees employed by the Bank as of September 30, 2005 was 55, compared with 170 as at January 1, 2002 and 62 as of December 31, 2004.

On October 31, 2005 the Bank's Board of Directors extended the term of Dr. R. Cohen as the Bank's Chairman of the Board, the term of Mr. U. Galili as the Bank's General Manager and the term of Mr. A. Savir as the Bank's Deputy General Manager, until July 31, 2008, the date for the conclusion of the Bank's "Run-Off" plan, without any change in their terms of employment.

In the first nine months of 2005, the Board of Directors held 9 plenum meetings while its subcommittees held 25 meetings.


---------------------------
DR. RAANAN COHEN
Chairman of the Board

Tel-Aviv, November 27, 2005

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------


RATES OF FINANCING INCOME AND EXPENSES (1)
REPORTED AMOUNTS


                                                                   THREE MONTHS ENDED SEPTEMBER 30
                                                    ------------------------------------------------------------
                                                                                2005
                                                    ------------------------------------------------------------
                                                                                   RATE OF INCOME     RATE OF INCOME
                                                                                     (EXPENSES)         (EXPENSES)
                                                                    FINANCING     NOT INCLUDING THE     INCLUDING
                                                    AVERAGE          INCOME            EFFECT OF       THE EFFECT OF
                                                   BALANCE (2)      (EXPENSES)       DERIVATIVES        DERIVATIVES
                                                    -------          -------           -------           -------
                                                         NIS MILLIONS                     %                 %
                                                    ------------------------           -------           -------
ISRAELI CURRENCY - NON-LINKED
Assets                                                557.1              8.2              6.02
Effect of derivatives ALM (3)                         236.4              2.2
                                                    -------          -------
Total assets                                          793.5             10.4                                5.35
                                                    -------          -------
Liabilities                                         1,261.6            (11.2)            (3.60)            (3.60)
                                                    -------          -------           -------           -------
Interest margin                                                                           2.42              1.75
                                                                                       -------           -------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                674.5             19.2             11.88             11.88
                                                    -------          -------
Liabilities                                           464.9             (9.8)            (8.70)
Effect of derivatives ALM (3)                          61.8             (1.0)
                                                    -------          -------
Total liabilities                                     526.7            (10.8)                              (8.46)
                                                    -------          -------           -------           -------
Interest margin                                                                           3.18              3.42
                                                                                       -------           -------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                              6,853.9            147.5              8.89
Effect of derivatives ALM (3)                          35.2              0.2
                                                    -------          -------
Total assets                                        6,889.1            147.7                                8.86
                                                    -------          -------
Liabilities                                         6,614.6           (147.4)            (9.22)
Effect of derivatives ALM (3)                         210.0              0.9
                                                    -------          -------
Total liabilities                                   6,824.6           (146.5)                              (8.87)
                                                    -------          -------           -------           -------
Interest margin                                                                          (0.33)            (0.01)
                                                                                       -------           -------

TOTAL
Monetary assets                                     8,085.5            174.9              8.94
Effect of derivatives ALM (3)                         271.6              2.4
                                                    -------          -------
Total monetary assets generating financing
income                                              8,357.1            177.3                                8.76
                                                    -------          -------
Monetary liabilities generating financing
expenses                                            8,341.1           (168.4)            (8.32)
Effect of derivatives ALM (3)                         271.8             (0.1)
                                                    -------          -------
Total monetary liabilities generating
financing expenses                                  8,612.9           (168.5)                              (8.06)
                                                    -------          -------           -------           -------
Interest margin                                                                           0.62              0.70
                                                                                       -------           -------

                                                                   THREE MONTHS ENDED SEPTEMBER 30
                                                    ------------------------------------------------------------
                                                                                2004
                                                    ------------------------------------------------------------
                                                                                   RATE OF INCOME     RATE OF INCOME
                                                                                     (EXPENSES)         (EXPENSES)
                                                                    FINANCING     NOT INCLUDING THE     INCLUDING
                                                    AVERAGE          INCOME            EFFECT OF       THE EFFECT OF
                                                   BALANCE (2)      (EXPENSES)       DERIVATIVES        DERIVATIVES
                                                    -------          -------           -------           -------
                                                         NIS MILLIONS                     %                 %
                                                    ------------------------           -------           -------
ISRAELI CURRENCY - NON-LINKED
Assets                                                884.7             15.7              7.29
Effect of derivatives ALM (3)                         463.1              4.6
                                                    -------          -------
Total assets                                        1,347.8             20.3                                6.16
                                                    -------          -------
Liabilities                                         1,850.6            (19.3)            (4.24)            (4.24)
                                                    -------          -------           -------           -------
Interest margin                                                                           3.05              1.92
                                                                                       -------           -------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                963.4             12.3              5.21              5.21
                                                    -------          -------
Liabilities                                           596.1             (4.6)            (3.12)
Effect of derivatives ALM (3)                         181.3             (1.4)
                                                    -------          -------
Total liabilities                                     777.4             (6.0)                              (3.12)
                                                    -------          -------           -------           -------
Interest margin                                                                           2.09              2.09
                                                                                       -------           -------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                              7,136.1            119.4              6.86
Effect of derivatives ALM (3)                         110.3              0.1
                                                    -------          -------
Total assets                                        7,246.4            119.5                                6.76
                                                    -------          -------
Liabilities                                         6,776.5           (115.1)            (6.97)
Effect of derivatives ALM (3)                         392.1             (0.2)
                                                    -------          -------
Total liabilities                                   7,168.6           (115.3)                              (6.59)
                                                    -------          -------           -------           -------
Interest margin                                                                          (0.11)             0.17
                                                                                       -------           -------

TOTAL
Monetary assets                                     8,984.2            147.4              6.73
Effect of derivatives ALM (3)                         573.4              4.7
                                                    -------          -------
Total monetary assets generating financing
income                                              9,557.6            152.1                                6.52
                                                    -------          -------
Monetary liabilities generating financing
expenses                                            9,223.2           (139.0)            (6.17)
Effect of derivatives ALM (3)                         573.4             (1.6)
                                                    -------          -------
Total monetary liabilities generating
financing expenses                                  9,796.6           (140.6)                              (5.87)
                                                    -------          -------           -------           -------
Interest margin                                                                           0.56              0.65
                                                                                       -------           -------

SEE PAGE 20 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
REPORTED AMOUNTS


                                                                         THREE MONTHS ENDED SEPTEMBER 30
                                                         -----------------------------------------------------------
                                                                                      2005
                                                         -----------------------------------------------------------
                                                                                        RATE OF INCOME     RATE OF INCOME
                                                                                          (EXPENSES)         (EXPENSES)
                                                                         FINANCING     NOT INCLUDING THE     INCLUDING
                                                         AVERAGE          INCOME            EFFECT OF       THE EFFECT OF
                                                        BALANCE (2)      (EXPENSES)       DERIVATIVES        DERIVATIVES
                                                         -------           -------          -------          -------
                                                              NIS MILLIONS                     %                %
                                                         -------------------------          -------          -------
In respect of options                                                            -
Financing commissions and other
 financing income                                                             11.4
Other financing expenses                                                      (2.9)
                                                                           -------
Profit from financing operations before
 allowances for doubtful debts                                                17.3
Allowance for doubtful debts (including general
 and supplementary allowance)                                                (12.9)
                                                                           -------
Profit from financing operations after
 allowance for doubtful debts                                                  4.4
                                                                           =======
Other monetary assets                                      850.3
General and supplementary allowance for
 doubtful debts                                            (66.2)
Non-monetary assets                                         66.7
                                                         -------
Total assets                                             8,936.3
                                                         =======

Other monetary liabilities                                  81.0
Non-monetary liabilities                                     3.0
Capital resources                                          511.2
                                                         -------

Total liabilities and capital resources                  8,936.3
                                                         =======

                                                                         THREE MONTHS ENDED SEPTEMBER 30
                                                         -----------------------------------------------------------
                                                                                      2004
                                                         -----------------------------------------------------------
                                                                                        RATE OF INCOME     RATE OF INCOME
                                                                                          (EXPENSES)         (EXPENSES)
                                                                         FINANCING     NOT INCLUDING THE     INCLUDING
                                                         AVERAGE          INCOME            EFFECT OF       THE EFFECT OF
                                                        BALANCE (2)      (EXPENSES)       DERIVATIVES        DERIVATIVES
                                                         -------           -------          -------          -------
                                                              NIS MILLIONS                     %                %
                                                         -------------------------          -------          -------
In respect of options                                                            -
Financing commissions and other
 financing income                                                              3.7
Other financing expenses                                                      (3.1)
                                                                           -------
Profit from financing operations before
 allowances for doubtful debts                                                12.1
Allowance for doubtful debts (including general
 and supplementary allowance)                                                 (9.8)
                                                                           -------
Profit from financing operations after
 allowance for doubtful debts                                                  2.3
                                                                           =======
Other monetary assets                                      854.9
General and supplementary allowance for
 doubtful debts                                            (78.0)
Non-monetary assets                                         72.6
                                                         -------
Total assets                                             9,833.7
                                                         =======

Other monetary liabilities                                  86.3
Non-monetary liabilities                                     1.5
Capital resources                                          522.7
                                                         -------

Total liabilities and capital resources                  9,833.7
                                                         =======

SEE PAGE 20 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS








                                                                    THREE MONTHS ENDED SEPTEMBER 30
                                                    ------------------------------------------------------------
                                                                                 2005
                                                    ------------------------------------------------------------
                                                                                   RATE OF INCOME     RATE OF INCOME
                                                                                     (EXPENSES)         (EXPENSES)
                                                                   FINANCING      NOT INCLUDING THE     INCLUDING
                                                    AVERAGE         INCOME             EFFECT OF       THE EFFECT OF
                                                   BALANCE (2)     (EXPENSES)        DERIVATIVES        DERIVATIVES
                                                    -------          -------           -------           -------
                                                         US$ MILLIONS                     %                 %
                                                    -------------------------          -------           -------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                              1,506.9             25.2              6.86
Effect of derivatives ALM (3)                           7.7              0.1
                                                    -------          -------
Total assets                                        1,514.6             25.3                                6.85
                                                    -------          -------
Liabilities                                         1,454.3            (24.8)            (7.00)
Effect of derivatives ALM (3)                          46.1              0.2
                                                    -------          -------
Total liabilities                                   1,500.4            (24.6)                              (6.72)
                                                    -------          -------           -------           -------
Interest margin                                                                          (0.14)             0.13
                                                                                       -------           -------

                                                                    THREE MONTHS ENDED SEPTEMBER 30
                                                    ------------------------------------------------------------
                                                                                 2004
                                                    ------------------------------------------------------------
                                                                                   RATE OF INCOME     RATE OF INCOME
                                                                                     (EXPENSES)         (EXPENSES)
                                                                   FINANCING      NOT INCLUDING THE     INCLUDING
                                                    AVERAGE         INCOME             EFFECT OF       THE EFFECT OF
                                                   BALANCE (2)     (EXPENSES)        DERIVATIVES        DERIVATIVES
                                                    -------          -------           -------           -------
                                                         US$ MILLIONS                     %                 %
                                                    -------------------------          -------           -------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                              1,581.2             27.1              7.03
Effect of derivatives ALM (3)                          24.4              0.1
                                                    -------          -------
Total assets                                        1,605.6             27.2                               6.95
                                                    -------          -------
Liabilities                                         1,501.6            (25.5)            (6.97)
Effect of derivatives ALM (3)                          86.9             (0.1)
                                                    -------          -------
Total liabilities                                   1,588.5            (25.6)                             (6.60)
                                                    -------          -------           -------          -------
Interest margin                                                                           0.06             0.35
                                                                                       -------          -------

SEE PAGE 20 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
REPORTED AMOUNTS

                                                                         NINE MONTHS ENDED SEPTEMBER 30
                                                    --------------------------------------------------------------------
                                                                                      2005
                                                    --------------------------------------------------------------------
                                                                                        RATE OF INCOME      RATE OF INCOME
                                                                                          (EXPENSES)          (EXPENSES)
                                                                        FINANCING       NOT INCLUDING THE      INCLUDING
                                                     AVERAGE             INCOME            EFFECT OF         THE EFFECT OF
                                                    BALANCE (2)        (EXPENSES)         DERIVATIVES         DERIVATIVES
                                                    ---------          ---------           ---------           ---------
                                                            NIS MILLIONS                       %                   %
                                                    ----------------------------           ---------           ---------
ISRAELI CURRENCY - NON-LINKED
Assets                                                  630.0               28.7                6.12
Effect of derivatives ALM (3)                           328.9                9.5
                                                    ---------          ---------
Total assets                                            958.9               38.2                                    5.35
                                                    ---------          ---------
Liabilities                                           1,389.2              (36.7)              (3.54)              (3.54)
                                                    ---------          ---------           ---------           ---------
Interest margin                                                                                 2.58                1.81
                                                                                           ---------           ---------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                  705.0               41.3                7.89                7.89
                                                    ---------          ---------
Liabilities                                             490.5              (19.8)              (5.42)
Effect of derivatives ALM (3)                           112.3               (3.4)
                                                    ---------          ---------
Total liabilities                                       602.8              (23.2)                                  (5.16)
                                                    ---------          ---------           ---------           ---------
Interest margin                                                                                 2.47                2.73
                                                                                           ---------           ---------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                6,758.3              777.0               15.62
Effect of derivatives ALM (3)                            76.2                7.1
                                                    ---------          ---------
Total assets                                          6,834.5              784.1                                   15.58
                                                    ---------          ---------
Liabilities                                           6,478.9             (762.0)             (15.98)
Effect of derivatives ALM (3)                           292.8              (14.0)
                                                    ---------          ---------
Total liabilities                                     6,771.7             (776.0)                                 (15.56)
                                                    ---------          ---------           ---------           ---------
Interest margin                                                                                (0.36)               0.02
                                                                                           ---------           ---------

TOTAL
Monetary assets                                       8,093.3              847.0               14.19
Effect of derivatives ALM (3)                           405.1               16.6
                                                    ---------          ---------
Total monetary assets generating financing
income                                                8,498.4              863.6                                   13.77
                                                    ---------          ---------
Monetary liabilities generating financing
expenses                                              8,358.6             (818.5)             (13.27)
Effect of derivatives ALM (3)                           405.1              (17.4)
                                                    ---------          ---------
Total monetary liabilities generating
financing expenses                                    8,763.7             (835.9)                                 (12.92)
                                                    ---------          ---------           ---------           ---------
Interest margin                                                                                 0.92                0.85
                                                                                           ---------           ---------

                                                                         NINE MONTHS ENDED SEPTEMBER 30
                                                    --------------------------------------------------------------------
                                                                                      2004
                                                    --------------------------------------------------------------------
                                                                                        RATE OF INCOME      RATE OF INCOME
                                                                                          (EXPENSES)          (EXPENSES)
                                                                        FINANCING       NOT INCLUDING THE      INCLUDING
                                                     AVERAGE             INCOME            EFFECT OF         THE EFFECT OF
                                                    BALANCE (2)        (EXPENSES)         DERIVATIVES         DERIVATIVES
                                                    ---------          ---------           ---------           ---------
                                                            NIS MILLIONS                       %                   %
                                                    ----------------------------           ---------           ---------
ISRAELI CURRENCY - NON-LINKED
Assets                                                  999.0                54.2                7.37
Effect of derivatives ALM (3)                           556.2                16.8
                                                    ---------           ---------
Total assets                                          1,546.2                71.0                                    6.17
                                                    ---------           ---------
Liabilities                                           2,031.3               (66.2)              (4.37)              (4.37)
                                                    ---------           ---------           ---------           ---------
Interest margin                                                                                  3.00                1.80
                                                                                            ---------           ---------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                1,017.4                52.5                6.94                6.94
                                                    ---------           ---------
Liabilities                                             634.9               (22.6)              (4.77)
Effect of derivatives ALM (3)                           199.4                (7.5)
                                                    ---------           ---------
Total liabilities                                       834.3               (30.1)                                  (4.84)
                                                    ---------           ---------           ---------           ---------
Interest margin                                                                                  2.17                2.10
                                                                                            ---------           ---------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                7,242.8               605.4               11.30
Effect of derivatives ALM (3)                           133.9                18.1
                                                    ---------           ---------
Total assets                                          7,376.7               623.5                                   11.43
                                                    ---------           ---------
Liabilities                                           6,814.9              (579.8)             (11.50)
Effect of derivatives ALM (3)                           490.7               (28.9)
                                                    ---------           ---------
Total liabilities                                     7,305.6              (608.7)                                 (11.26)
                                                    ---------           ---------           ---------           ---------
Interest margin                                                                                 (0.20)               0.17
                                                                                            ---------           ---------

TOTAL
Monetary assets                                       9,250.2               712.1               10.39
Effect of derivatives ALM (3)                           690.1                34.9
                                                    ---------           ---------
Total monetary assets generating financing
income                                                9,940.3               747.0                                   10.14
                                                    ---------           ---------
Monetary liabilities generating financing
expenses                                              9,481.1              (668.6)              (9.51)
Effect of derivatives ALM (3)                           690.1               (36.4)
                                                    ---------           ---------
Total monetary liabilities generating
financing expenses                                   10,171.2              (705.0)                                  (9.35)
                                                    ---------           ---------           ---------           ---------
Interest margin                                                                                  0.88                0.79
                                                                                            ---------           ---------

SEE PAGE 20 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
REPORTED AMOUNTS

                                                                             NINE MONTHS ENDED SEPTEMBER 30
                                                         ---------------------------------------------------------------
                                                                                          2005
                                                         ---------------------------------------------------------------
                                                                                          RATE OF INCOME    RATE OF INCOME
                                                                                             (EXPENSES)        (EXPENSES)
                                                                            FINANCING    NOT INCLUDING THE     INCLUDING
                                                         AVERAGE             INCOME         EFFECT OF        THE EFFECT OF
                                                        BALANCE (2)        (EXPENSES)       DERIVATIVES       DERIVATIVES
                                                         --------           --------          --------          --------
                                                               NIS MILLIONS                       %                 %
                                                         ---------------------------          --------          ---------
In respect of options                                                           (0.6)
Financing commissions and other
 financing income                                                               27.9
Other financing expenses                                                        (8.6)
                                                                            --------
Profit from financing operations before
 allowances for doubtful debts                                                  46.4
Allowance for doubtful debts (including general
 and supplementary allowance)                                                  (34.1)
                                                                            --------
Profit from financing operations after
 allowance for doubtful debts                                                   12.3
                                                                            ========
Other monetary assets                                       850.5
General and supplementary allowance for
 doubtful debts                                             (67.2)
Non-monetary assets                                          63.1
                                                         --------
Total assets                                              8,939.7
                                                         ========

Other monetary liabilities                                   67.0
Non-monetary liabilities                                      2.7
Capital resources                                           511.4
                                                         --------

Total liabilities and capital resources                   8,939.7
                                                         ========

                                                                           NINE MONTHS ENDED SEPTEMBER 30
                                                         ---------------------------------------------------------------
                                                                                        2004
                                                         ---------------------------------------------------------------
                                                                                          RATE OF INCOME    RATE OF INCOME
                                                                                             (EXPENSES)        (EXPENSES)
                                                                            FINANCING    NOT INCLUDING THE     INCLUDING
                                                         AVERAGE             INCOME         EFFECT OF        THE EFFECT OF
                                                        BALANCE (2)        (EXPENSES)       DERIVATIVES       DERIVATIVES
                                                         --------           --------          --------          --------
                                                               NIS MILLIONS                       %                 %
                                                         ---------------------------          --------          ---------
In respect of options                                                           (0.4)
Financing commissions and other
 financing income                                                               18.1
Other financing expenses                                                        (9.1)
                                                                            --------
Profit from financing operations before
 allowances for doubtful debts                                                  50.6
Allowance for doubtful debts (including general
 and supplementary allowance)                                                  (49.0)
                                                                            --------
Profit from financing operations after
 allowance for doubtful debts                                                    1.6
                                                                            ========
Other monetary assets                                       851.9
General and supplementary allowance for
 doubtful debts                                             (78.1)
Non-monetary assets                                          76.5
                                                         --------
Total assets                                             10,100.5
                                                         ========

Other monetary liabilities                                  101.8
Non-monetary liabilities                                      1.8
Capital resources                                           515.8
                                                         --------

Total liabilities and capital resources                  10,100.5
                                                         ========

SEE PAGE 20 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS






                                                                    NINE MONTHS ENDED SEPTEMBER 30
                                                    ------------------------------------------------------------
                                                                               2005
                                                    ------------------------------------------------------------
                                                                                   RATE OF INCOME    RATE OF INCOME
                                                                                      (EXPENSES)        (EXPENSES)
                                                                     FINANCING    NOT INCLUDING THE     INCLUDING
                                                    AVERAGE           INCOME         EFFECT OF        THE EFFECT OF
                                                   BALANCE (2)      (EXPENSES)       DERIVATIVES       DERIVATIVES
                                                    -------          -------           -------           -------
                                                          US$ MILLIONS                    %                 %
                                                    ------------------------           -------           -------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                              1,527.1             76.8              6.76
Effect of derivatives ALM (3)                          17.4              1.6
                                                    -------          -------
Total assets                                        1,544.5             78.4                                6.82
                                                    -------          -------
Liabilities                                         1,463.8            (75.3)            (6.92)
Effect of derivatives ALM (3)                          66.4             (3.1)
                                                    -------          -------
Total liabilities                                   1,530.2            (78.4)                              (6.89)
                                                    -------          -------           -------           -------
Interest margin                                                                          (0.16)            (0.07)
                                                                                       -------           -------


                                                                    NINE MONTHS ENDED SEPTEMBER 30
                                                    ------------------------------------------------------------
                                                                               2004
                                                    ------------------------------------------------------------
                                                                                   RATE OF INCOME    RATE OF INCOME
                                                                                      (EXPENSES)        (EXPENSES)
                                                                     FINANCING    NOT INCLUDING THE     INCLUDING
                                                    AVERAGE           INCOME         EFFECT OF        THE EFFECT OF
                                                   BALANCE (2)      (EXPENSES)       DERIVATIVES       DERIVATIVES
                                                    -------          -------           -------           -------
                                                          US$ MILLIONS                    %                 %
                                                    ------------------------           -------           -------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                              1,607.4             81.3              6.80
Effect of derivatives ALM (3)                          29.7              0.2
                                                    -------          -------
Total assets                                        1,637.1             81.5                                6.69
                                                    -------          -------
Liabilities                                         1,512.4            (77.8)            (6.92)
Effect of derivatives ALM (3)                         109.0             (0.6)
                                                    -------          -------
Total liabilities                                   1,621.4            (78.4)                              (6.50)
                                                    -------          -------           -------           -------
Interest margin                                                                          (0.12)             0.19
                                                                                       -------           -------

FOOTNOTES:

(1) The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effects of derivative instruments).

(2) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowances for doubtful debts.

(3) Derivatives (ALM) which comprise part of the Bank's asset and liability management.

(4)  Including Israeli currency linked to foreign currency.

CERTIFICATION

I, Uri Galili, hereby certify as follows:

1. I have reviewed the quarterly report of The Industrial Development Bank of Israel Ltd. (hereinafter - the Bank) for the quarter ended September 30, 2005 (hereinafter - the report).

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3. Based on my knowledge, the quarterly financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations and changes in the shareholders' equity as of and for the periods presented in the report.

4. The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B. We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report based on such evaluation; and

     C. We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in this quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5. The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A. All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B. Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.



---------------------------
U. Galili - General Manager

November 27, 2005

CERTIFICATION

I, Rimon Shmaya, hereby declare as follows:

1. I have reviewed the quarterly report of The Industrial Development Bank of Israel Ltd. (hereinafter - the Bank) for the quarter ended September 30, 2005 (hereinafter - the report).

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3. Based on my knowledge, the quarterly financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations and changes in the shareholders' equity as of and for the periods presented in the report.

4. The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B. We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report based on such evaluation; and

     C. We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in this quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5. The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A. All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B. Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.



-----------------------
R. Shmaya - Comptroller

November 27, 2005

[KPMG LOGO]

      Somekh Chaikin

      Mail address         Office address              Telephone  972 3 684 8000
      PO Box 609           KPMG Millennium Tower       Fax  972 3 684 8444
      Tel-Aviv 61006       17 Ha'arba'a Street
      Israel               Tel Aviv 61070
                           Israel


The Board of Directors
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

Dear Madam/Sir,

RE: REVIEW OF THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2005

At your request, we have reviewed the condensed interim balance sheet of The Industrial Development Bank of Israel Limited as at September 30, 2005 and the condensed interim statement of income, and condensed interim statement of shareholders' equity for the three and nine month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the shareholders' meetings and of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters at the Bank.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed interim financial statements.

Based on our review, we are not aware of any material modifications that would have to be made to the condensed interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles, and in accordance with the directives and guidelines of the Supervisor of Banks.

We would call attention to the following:

A. Note 1 of the condensed interim financial statements regarding the severe liquidity problems the Bank experienced in August 2002, which were caused by increased withdrawals of public deposits, the interest-bearing special credit line that was provided to the Bank by the Bank of Israel, the decision of the Bank's Board of Directors to adopt the "Run-Off" plan for the supervised sale of the Bank's credit assets and to extend the plan until July 31, 2008, the agreement of the Bank's Board of Directors to restrict the license of the Bank and limit its duration so that upon the end of the "Run-Off " plan the Bank will no longer have a license and the decision of the Ministerial Committee for Social and Economic Affairs (the Social Economic Cabinet) to extend the "Run-Off" plan (hereinafter - the Government decision extending the "Run-Off" plan), all as detailed in the said note.

     The Bank's ability to continue to operate as a going concern depends upon the continuation of the special credit line from the Bank of Israel and implementation of the Government decision extending the "Run-Off" plan. If the banking license of the Bank is cancelled the Bank will cease operating as a banking corporation.

B. Note 7 of the condensed interim financial statements regarding the minimum capital ratio of the Bank as of September 30, 2005, which is below the minimum of 9% set by the Supervisor of Banks in Proper Banking Procedures.

C. Note 9 of the condensed interim financial statements regarding the litigation pending against the Bank and its senior officers, all as detailed in the aforementioned note.

The condensed interim financial statements do not contain any changes in the value or classification of assets or liabilities that may be needed if the Bank is unable to continue its business activities as a banking corporation in its present format.


Somekh Chaikin
Certified Public Accountants (Isr.)


November 27, 2005

                               The Industrial Development Bank of Israel Limited

CONDENSED BALANCE SHEETS
--------------------------------------------------------------------------------

REPORTED AMOUNTS



                                                       SEPTEMBER 30
                                                   ---------------------     DECEMBER 31
                                                     2005         2004           2004
                                                   -------       -------       -------
                                                (UNAUDITED)    (UNAUDITED)    (AUDITED)
                                                   -------       -------       -------
                                                NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                   -------       -------       -------
ASSETS

Cash and deposits with banks                          79.7         110.4         117.9

Securities                                            63.6          65.7          60.0

Credit to the public                               7,820.1       8,519.5       7,993.4

Credit to governments                                 63.0          84.2          72.7

Fixed assets                                           1.2           2.3           1.9

Other assets                                          11.1          26.2          26.0

Perpetual deposits with the Israeli Treasury         821.7         808.9         806.5
                                                   -------       -------       -------


Total assets                                       8,860.4       9,617.2       9,078.4
                                                   =======       =======       =======



  ---------------------           ---------------            -----------
    DR. RAANAN COHEN                URI GALILI               RIMON SHMAYA
  Chairman of the Board           General Manager            Comptroller


November 27, 2005

                               The Industrial Development Bank of Israel Limited

CONDENSED BALANCE SHEETS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                       SEPTEMBER 30
                                                  ----------------------      DECEMBER 31
                                                    2005           2004          2004
                                                  -------        -------        -------
                                                (UNAUDITED)     (UNAUDITED)   (AUDITED)
                                                  -------        -------        -------
                                               NIS MILLIONS    NIS MILLIONS  NIS MILLIONS
                                                  -------        -------        -------
LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                              255.3          509.7          405.3

Deposits of banks                                 1,073.2        1,540.3        1,428.0

Deposits of the Government                        6,923.8        6,975.6        6,654.6

Perpetual deposit                                     0.1            0.1            0.1

Capital notes                                        27.3           29.4           25.3

Other liabilities                                    57.0           55.1           56.8
                                                  -------        -------        -------

Total liabilities                                 8,336.7        9,110.2        8,570.1
                                                  -------        -------        -------

Non-participating shares                            329.9          321.6          309.1

Shareholders' equity                                193.8          185.4          199.2
                                                  -------        -------        -------

Total liabilities and shareholders' equity        8,860.4        9,617.2        9,078.4
                                                  =======        =======        =======


The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

REPORTED AMOUNTS


                                       THREE MONTHS ENDED           NINE MONTHS ENDED         YEAR ENDED
                                          SEPTEMBER 30                SEPTEMBER 30            DECEMBER 31
                                       -------------------         --------------------          -----
                                       2005           2004         2005            2004           2004
                                       -----         -----         -----          -----          -----
                                    (UNAUDITED)   (UNAUDITED)   (UNAUDITED)    (UNAUDITED)     (AUDITED)
                                       -----         -----         -----          -----          -----
                                   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                       -----         -----         -----          -----          -----
Profit from financing
 operations before
 allowance for doubtful debts           17.3          12.1          46.4           50.6           66.2
Allowance for doubtful debts            12.9           9.8          34.1           49.0           70.2
                                       -----         -----         -----          -----          -----
Profit (loss) from financing
 operations after
 allowance for doubtful debts            4.4           2.3          12.3            1.6           (4.0)
                                       -----         -----         -----          -----          -----
OPERATING AND OTHER INCOME
Operating commissions                    0.2           1.4           1.4            3.3            4.1
Gains from investments
 in shares                               3.5           8.2          11.7           24.6           41.5
Other income                             2.1           0.9           4.3            3.2            4.6
                                       -----         -----         -----          -----          -----
Total operating and
 other income                            5.8          10.5          17.4           31.1           50.2
                                       -----         -----         -----          -----          -----
OPERATING AND
 OTHER EXPENSES
Salaries and related expenses            5.1           5.3          16.6           17.2           19.7
Retirement of employees                  0.1             -           4.0           (1.7)          (0.8)
Maintenance and depreciation
 of premises and equipment               0.9           1.7           2.9            4.6            5.7
Other expenses                           3.6           5.2          12.5           15.3           20.4
                                       -----         -----         -----          -----          -----
Total operating and
 other expenses                          9.7          12.2          36.0           35.4           45.0
                                       -----         -----         -----          -----          -----
Operating profit (loss) before
 taxes on income                         0.5           0.6          (6.3)          (2.7)           1.2
Tax provision on
 operating profit                          -             -             -              -              -
                                       -----         -----         -----          -----          -----
Operating profit (loss) after
 taxes on income                         0.5           0.6          (6.3)          (2.7)           1.2
                                       -----         -----         -----          -----          -----
OTHER ITEMS
Capital gain, net                          -             -             -            0.2            0.2
                                       -----         -----         -----          -----          -----
Total income from
 other items                               -             -             -            0.2            0.2
                                       -----         -----         -----          -----          -----

NET EARNINGS (LOSS)                      0.5           0.6          (6.3)          (2.5)           1.4
                                       =====         =====         =====          =====          =====

NET EARNINGS (LOSS) IN NIS
 PER AN AMOUNT EQUAL TO
 US$1 OF THE PAR VALUE OF -
"C", "CC" and "CC1"
 preference shares                      0.01          0.01         (0.11)         (0.04)          0.02
"A" ordinary shares                     0.01          0.01         (0.11)         (0.04)          0.02
Preferred ordinary shares               0.01          0.01         (0.11)         (0.04)          0.02


The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

REPORTED AMOUNTS



                                                      THREE MONTHS ENDED SEPTEMBER 30, 2005 (UNAUDITED)
                                         -----------------------------------------------------------------------------
                                                                                 ADJUSTMENTS
                                                                                     FROM
                                                                                 PRESENTATION
                                                                                      OF
                                                      ACCUMULATED   ACCUMULATED  AVAILABLE-FOR-
                                                     DIFFERENCE ON  DIFFERENCE ON    SALE
                                     SHARE CAPITAL  TRANSLATION OF   TRANSLATION  SECURITIES                    TOTAL
                                      AND PREMIUM    DOLLAR LINKED OF CPI LINKED   AT MARKET   ACCUMULATED   SHAREHOLDERS'
                                       ON SHARES        DEPOSIT       DEPOSIT        VALUE        LOSS          EQUITY
                                         -------         -----          -----         ---         -----          -----
                                                                           NIS MILLIONS
                                         -----------------------------------------------------------------------------
BALANCE AS OF THE BEGINNING
 OF THE PERIOD                           1,199.4        (697.5)         187.4         3.5        (512.3)         180.5
Net earnings for the period                    -             -              -           -           0.5            0.5
Adjustments from presentation
 of available-for-sale
 securities at market value                    -             -              -         3.3             -            3.3
Translation differences
 relating to a perpetual deposit               -             -            9.5           -             -            9.5
                                         -------         -----          -----         ---         -----          -----

BALANCE AS OF THE END
 OF THE PERIOD                           1,199.4        (697.5)         196.9         6.8        (511.8)         193.8
                                         =======         =====          =====         ===         =====          =====


                                                      THREE MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)
                                         -----------------------------------------------------------------------------
                                                                                 ADJUSTMENTS
                                                                                     FROM
                                                                                 PRESENTATION
                                                                                      OF
                                                      ACCUMULATED   ACCUMULATED  AVAILABLE-FOR-
                                                     DIFFERENCE ON  DIFFERENCE ON    SALE
                                     SHARE CAPITAL  TRANSLATION OF   TRANSLATION  SECURITIES                    TOTAL
                                      AND PREMIUM    DOLLAR LINKED OF CPI LINKED   AT MARKET   ACCUMULATED   SHAREHOLDERS'
                                       ON SHARES        DEPOSIT       DEPOSIT        VALUE        LOSS          EQUITY
                                         -------         -----          -----         ---         -----          -----
                                                                           NIS MILLIONS
                                         -----------------------------------------------------------------------------
BALANCE AS OF THE BEGINNING
 OF THE PERIOD                           1,199.4        (697.5)         191.3         7.9         (510.0)         191.1
Net earnings for the period                    -             -              -           -            0.6            0.6
Adjustments from
 presentation of
available-for-sale
 securities at market value                    -             -              -        (7.4)             -           (7.4)
Translation differences
 relating to a perpetual deposit               -             -            1.1           -              -            1.1
                                         -------         -----          -----         ---          -----          -----
BALANCE AS OF THE END
 OF THE PERIOD                           1,199.4        (697.5)         192.4         0.5         (509.4)         185.4
                                         =======         =====          =====         ===          =====          =====


                                                        NINE MONTHS ENDED SEPTEMBER 30, 2005 (UNAUDITED)
                                         -----------------------------------------------------------------------------
                                                                                 ADJUSTMENTS
                                                                                     FROM
                                                                                 PRESENTATION
                                                                                      OF
                                                      ACCUMULATED   ACCUMULATED  AVAILABLE-FOR-
                                                     DIFFERENCE ON  DIFFERENCE ON    SALE
                                     SHARE CAPITAL  TRANSLATION OF   TRANSLATION  SECURITIES                    TOTAL
                                      AND PREMIUM    DOLLAR LINKED OF CPI LINKED    AT FAIR    ACCUMULATED   SHAREHOLDERS'
                                       ON SHARES        DEPOSIT       DEPOSIT        VALUE        LOSS          EQUITY
                                         -------         -----          -----         ---         -----          -----
                                                                           NIS MILLIONS
                                         -----------------------------------------------------------------------------
BALANCE AS OF THE BEGINNING
 OF THE PERIOD (AUDITED)                 1,199.4        (697.5)         202.5          0.3        (505.5)         199.2
Loss for the period                            -             -              -            -          (6.3)          (6.3)
Adjustments from
 presentation of
available-for-sale
 securities at market value                    -             -              -          6.5             -            6.5
Translation differences
 relating to a perpetual deposit               -             -           (5.6)           -             -           (5.6)
                                         -------         -----          -----          ---         -----          -----

BALANCE AS OF THE END
 OF THE PERIOD                           1,199.4        (697.5)         196.9          6.8        (511.8)         193.8
                                         =======         =====          =====          ===         =====          =====



The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                        NINE MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)
                                         -----------------------------------------------------------------------------
                                                                                 ADJUSTMENTS
                                                                                     FROM
                                                                                 PRESENTATION
                                                                                      OF
                                                      ACCUMULATED   ACCUMULATED  AVAILABLE FOR-
                                                     DIFFERENCE ON  DIFFERENCE ON    SALE
                                     SHARE CAPITAL  TRANSLATION OF   TRANSLATION  SECURITIES                    TOTAL
                                      AND PREMIUM    DOLLAR LINKED  OF CPI LINKED   AT FAIR    ACCUMULATED   SHAREHOLDERS'
                                       ON SHARES        DEPOSIT       DEPOSIT        VALUE        LOSS          EQUITY
                                         -------         -----          -----         ---         -----          -----
                                                                           NIS MILLIONS
                                         -----------------------------------------------------------------------------
BALANCE AS OF THE BEGINNING
 OF THE PERIOD (AUDITED)                 1,199.4        (697.5)         190.2         10.4         (506.9)         195.6
Loss for the period                            -             -              -            -           (2.5)          (2.5)
Adjustments from presentation
 of available-for-sale
 securities at market value                    -             -              -         (9.9)             -           (9.9)
Translation differences
 relating to a perpetual deposit               -             -            2.2            -              -            2.2
                                         -------         -----          -----         ----          -----          -----

BALANCE AS OF THE END
 OF THE PERIOD                           1,199.4        (697.5)         192.4          0.5         (509.4)         185.4
                                         =======         =====          =====         ====          =====          =====


                                                              YEAR ENDED DECEMBER 31, 2004 (AUDITED)
                                         -----------------------------------------------------------------------------
                                                                                 ADJUSTMENTS
                                                                                     FROM
                                                                                 PRESENTATION
                                                                                      OF
                                                      ACCUMULATED   ACCUMULATED  AVAILABLE FOR-
                                                     DIFFERENCE ON  DIFFERENCE ON    SALE
                                     SHARE CAPITAL  TRANSLATION OF   TRANSLATION  SECURITIES                    TOTAL
                                      AND PREMIUM    DOLLAR LINKED  OF CPI LINKED  AT MARKET   ACCUMULATED   SHAREHOLDERS'
                                       ON SHARES        DEPOSIT       DEPOSIT        VALUE        LOSS          EQUITY
                                         -------         -----          -----         ---         -----          -----
                                                                           NIS MILLIONS
                                         -----------------------------------------------------------------------------
BALANCE AS OF THE BEGINNING
 OF THE YEAR                             1,199.4        (697.5)         190.2         10.4         (506.9)         195.6
Net earnings for the year                      -             -              -            -            1.4            1.4
Adjustments from
 presentation of
available-for-
 sale securities at market value               -             -              -        (10.1)             -          (10.1)
Translation differences
 relating to a perpetual deposit               -             -           12.3            -              -           12.3
                                         -------         -----          -----         ----          -----          -----
BALANCE AS OF THE END
 OF THE YEAR                             1,199.4        (697.5)         202.5          0.3         (505.5)         199.2
                                         =======         =====          =====         ====          =====          =====

The accompanying notes are an integral part of the condensed financial statements.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE RUN-OFF PLAN AND THE SPECIAL CREDIT LINE FROM THE BANK OF ISRAEL

     Due to increased withdrawals of deposits during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter - the "Governor") on August 22, 2002, with a request for a special credit line.

     THE DECISIONS OF THE MINISTERIAL COMMITTEE FOR SOCIAL AND ECONOMIC AFFAIRS REGARDING ADOPTION OF THE RUN-OFF PLAN AND ITS EXTENSION

     On October 10, 2005 the Ministerial Committee for Social and Economic Affairs (the Social Economic Cabinet) approved the extension of the Bank's "Run-Off" plan, after it had decided two years earlier, on July 29, 2003, to adopt the "Run-Off" plan. The main principles of the Committee's decision of October 10, 2005 are as follows:

     o The assets of the Bank are to be sold in a supervised process and over a period that will end by July 31, 2008, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

     o The amount of the special credit line provided by Bank of Israel to the Bank will not exceed NIS 1.25 billion and during the period of the "Run-Off" plan will not exceed the amounts approved by the Bank of Israel.

     o The Bank will not use the special credit line or other sources for the purpose of providing new credit.

     o The Government is responsible for the repayment of the special credit line as from July 1, 2005, provided that the interest on it does not exceed the Bank of Israel interest rate, until the end of the plan.

     o If at the end of the "Run-Off " plan there remains an unpaid balance of the special credit line, the Government will repay the balance to Bank of Israel until July 31, 2008. The Government has noted before it the announcement of the Governor of Bank of Israel that in exchange for its repayment of the credit balance, the collateral that was provided by the Bank for repayment of the credit will be assigned in its favor (the debenture from November 14, 2002 by which the Bank created a general floating lien in favor of the Bank of Israel).

     The Bank is presently in the process of implementing the "Run-off" plan as described below.

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

     Following the liquidity problems encountered by the Bank in the third quarter of 2002, the Bank of Israel provided a special credit line to the Bank, which the Governor recently extended until July 31, 2008, in his letter from October 30, 2005. The terms of the credit line were determined by the Governor of Bank of Israel and over time they underwent changes. The present terms of the special credit line are specified in the aforementioned letter of the Governor from October 30, 2005, and the principal terms are as follows:

     o The credit line will be in effect until no later than July 31, 2008 (extension of the credit line from August 1, 2006 to July 1, 2008 is subject to making the necessary corrections and additions to the debenture by which the Bank created a floating lien on all its assets, except for certain assets, in favor of Bank of Israel).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE RUN-OFF PLAN AND THE SPECIAL CREDIT LINE FROM THE BANK OF ISRAEL (CONT'D)

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL (CONT'D)

     o The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with the forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

     o The Bank will be allowed to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

     o The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

     o Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

     o Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

     The letter of the Governor from October 30, 2005 states that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the Bank's operations besides those specified in the aforementioned letter will be considered, whether or not as a result of non-compliance with the objectives of the "Run-Off" plan.

     The utilized balance of the special credit line from the Bank of Israel (not including interest accrued but not yet charged) as of September 30, 2005 was NIS 1,048 million (compared with NIS 1,389 million as of December 31, 2004).

     THE COMPONENTS OF THE RUN-OFF PLAN

     The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a supervised sale of the Bank's credit assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special credit line by the Bank of Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

     In accordance with the "Run-Off" plan and the complementary efficiency plan, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit.

     As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards. The Bank also refrains from accepting new deposits and it has recently stopped (subject to certain exceptions) renewing existing deposits that have reached maturity.

     The reduction in the Bank's operations was accompanied also by a reduction in the Bank's staff.

     On July 26, 2005 the Bank's Board of Directors discussed a document that had been prepared regarding extension of the "Run-Off" plan. In light of the document's conclusion regarding the worthiness of extending the plan, the Board of Directors approved extension of the plan until July 31, 2008.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE RUN-OFF PLAN AND THE SPECIAL CREDIT LINE FROM THE BANK OF ISRAEL (CONT'D)

     THE COMPONENTS OF THE RUN-OFF PLAN (CONT'D)

     Furthermore, at the same time, the Bank's Board of Directors decided that due to the reduction in the Bank's activity according to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, including the non-acceptance of new deposits and the non-renewal of existing deposits that have reached maturity, and to the restricted license specifying that it is in force until the end of the extension period of the plan (July 31, 2008) and after that date the Bank will no longer have a license. The Bank's agreement to restrict its license and limit its duration, was noted in both the decision of the Ministerial Committee for Social and Economic Affairs to extend the "Run-Off" plan and the announcement of the Governor of Bank of Israel regarding extension of the special credit line, as aforementioned.

     The ability of the Bank to honor its obligations is contingent upon the continuation of the special credit line from the Bank of Israel and implementation of the decision made by the Ministerial Committee for Social and Economic Affairs regarding the "Run-Off" plan.

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of selling the Bank's assets as part of the "Run-Off" plan.

NOTE 2 - ACCOUNTING POLICY

     The condensed interim financial statements are presented in accordance with accounting principles implemented for purposes of preparing interim financial statements. The accounting principles implemented in the preparation of the interim financial statements are consistent with those applied in the preparation of the audited financial statements as of December 31, 2004 except for that mentioned in Note 3 below. These financial statements should be read in conjunction with the annual financial statements as at December 31, 2004 and for the year then ended, together with their accompanying notes.

NOTE 3 - INITIAL IMPLEMENTATION OF ACCOUNTING STANDARDS

     In July 2004, the Israel Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income" (hereinafter - the Standard). The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. With respect to certain matters relating to the accounting treatment of taxes on income, including the matter of recognizing a deferred tax asset in respect of carryforward losses and temporary differences, directives of the Supervisor of Banks contain additional restrictions. The effect on the financial statements of adopting the Standard is immaterial.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 4 - DISCLOSURE OF EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO THEIR IMPLEMENTATION

     A. In August 2005 the Israel Accounting Standards Board published Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation". The standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities. The new standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter.

          The standard provides that it is to be adopted on a prospective basis. The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated.

          The Supervisor of Banks had published directives with respect to certain matters relating to the treatment of the abovementioned issues. These directives will apply to the Bank with respect to such matters.

          Management of the Bank is presently examining the anticipated effect of the initial implementation of the standard on its financial statements.

     B. In September 2005 the Israel Accounting Standards Board published Accounting Standard No. 24, "Share-Based Payments". The standard requires that share-based payment transactions, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, be recognized in the financial statements. In accordance with the standard, share-based payment transactions in which goods or services are received will be recognized at their fair value.

          Furthermore, the standard provides various disclosure requirements regarding the nature and extent of the share-based payment arrangements that existed during the period, and regarding the method by which the fair value of such arrangements was determined.

          The standard will apply to financial statements for periods beginning as from January 1, 2006 but early implementation is recommended. The instructions of the standard should be applied to each share-based payment transaction executed after March 15, 2005 that has not yet vested until the effective date of the standard. Furthermore, it is required to restate comparative data relating to periods after March 15, 2005. With respect to share-based payments classified as liabilities (such as phantom plans) that exist on the effective date of the standard, the standard is to be implemented retroactively and the comparative data is to be restated. Changes in the terms of a share-based payment transaction being settled by means of equity instruments and executed after March 15, 2005 are to be treated in accordance with the instructions of the new standard, and comparative data relating to periods after March 15, 2005 is to be restated.

          The Supervisor of Banks had published directives with respect to certain matters relating to the treatment of the abovementioned issues. These directives will apply to the Bank with respect to such matters.

          Adoption of the standard is not anticipated to have an effect on the financial statements of the Bank.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 5 - CHANGE IN DEFINITION OF SALARY IN THE VAT LAW

     In March 2005 the 2005 Economic Policy Law (Legislative Amendments) - 2004 was approved according to which the definition of salary in the VAT Law was amended so as to include also a retirement grant or a death grant and any other amount paid by an employer to an advanced study fund or provident fund that is not a central severance-pay fund, even if according to Section 3 of the Income Tax Ordinance it is not considered earned income on the date it was paid to the advanced study fund or the provident fund. The amendment is in effect from January 1, 2005.

     This amendment to the law has an effect on the payment of payroll tax on the payments of the Bank to its employees, and accordingly causes an increase in payroll expenses. The increase in expenses as a result of the aforementioned amendment to the law amounted to NIS 4.2 million in the first nine months of 2005. Of the aforementioned amount, NIS 3.7 million is in respect of the early retirement agreement that was signed with the employees.

NOTE 6 - EXEMPTION FROM SUPPLEMENTARY ALLOWANCE

     As stated in Note 1G of the Bank's financial statements as of December 31, 2004, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include an additional allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing means of control in corporate entities and in respect of deviations from the limit of segment indebtedness.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make an additional allowance of significant amounts in respect of these deviations, in the periods in which they were created, which could have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned additional allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

NOTE 7 - CAPITAL ADEQUACY

     On September 30, 2005, the Bank's ratio of capital to risk assets was negative at the rate of (0.9%), compared with the 9% minimum stipulated in Proper Banking Procedures and 0.6% as of December 31, 2004.

NOTE 8 - CESSATION OF DIVIDEND DISTRIBUTION

     The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay on a quarterly basis, 25% of the annual preferred dividend of those classes (hereinafter - the "quarterly dividend"). The consideration from the issuance of these preferred shares was deposited by the Bank with the Ministry of Finance in perpetual deposits, which will be returned to the Bank only upon liquidation or for the purpose of redeeming the preferred D and DD shares (hereinafter - the "perpetual deposits").

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 8 - CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     According to the deposit agreements, the interest on the perpetual deposits, at an annual rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), provided that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter - the "repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend even not from the company's profits, if it is convinced that the company meets the "repayment ability test". According to the Directives of Proper Banking Procedures, the Supervisor of Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of the three quarters ending on the last day of the interim period for which the last financial statements were issued reflect a loss.

     The Bank ended the years 2001 through 2003 with a loss and the year 2004 with earnings, and the aggregate result of the first nine months of 2005 indicates a loss. Commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

     The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained court approval and the approval of the Supervisor of Banks.

     Prior to the publication of the financial statements of the Bank for the third quarter of 2002, the Board of Directors of the Bank decided, at the time, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

     o The results of operations of the third quarter of 2002 and the crisis which affected the Bank during that quarter.

     o    Non-existence of distributable profits under the Companies Law.

     o The prohibition on distribution of dividends according to the Bank's articles when there are no profits, even in nominal terms.

     o The prohibition on distribution of dividends according to the directives of Proper Banking Procedures, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.

     o The possibility that the interest on the Bank's perpetual deposits with the Ministry of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

     On December 1, 2002, the Bank received the reply of the Supervisor of Banks to its request for the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervisor of the Banks believes that "it is inappropriate to distribute a dividend at this time".

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 8 - CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     Nevertheless, the Supervisor of Banks noted that he was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervisor of Banks added that a copy of the letter had been sent to the Government Companies Authority and the Accountant General, and that following receipt of clarifications from them and from the Bank to the questions which arose, the Supervisor will notify the Bank as to his position.

     In view of the lack of clarity as to the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which also the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated this matter, taking into consideration a comprehensive legal opinion placed before the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver's fund. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority to issue their positions on this matter as soon as possible.

     In its reply dated March 13, 2003, the Ministry of Finance stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preferred shares (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Ministry of Finance to confirm that it accepts the position of the Bank's Board of Directors as described above. Despite the reminders that were sent by the Bank on this matter, the requested clarification has still not been obtained. The Bank made further requests on this matter during 2004, but as yet has not received a satisfactory response. The Board of Directors has deliberated the matter of the dividend on the said preferred shares on several occasions, and after taking into account all of the considerations and circumstances described above has decided to abide by its previous decision and to refrain from distributing any further dividend at this time.

     From the date the Bank stopped paying the dividend on the aforementioned preferred shares, the State has stopped paying to the Bank the interest on its perpetual deposits.

     The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend amounts to NIS 130.5 million as at September 30, 2005. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements.

     The accrued amount of NIS 130.5 million is comprised as follows: NIS 80.4 million is in respect of non-participating shares (D and DD) and NIS 50.1 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 9.2 million is in respect of the third quarter of 2005 and is comprised as follows: NIS 3.0 million in respect of participating C, CC and CC1 shares and NIS 6.2 million in respect of non-participating D and DD shares.

     On September 28, 2004 various financial bodies that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 8 - CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. See Note 9(3) hereunder.

NOTE 9 - LEGAL CLAIMS

     Legal claims, including a request to certify a claim as a class action, were filed against the Bank in the ordinary course of business. Management of the Bank, on the basis of legal opinions regarding the prospects of the claims, including the request to certify a claim as a class action, believes that when necessary, adequate provisions were included in the financial statements to cover possible losses in respect of those claims.

     Following are details of legal claims against the Bank in which the amounts claimed are material:

     1) In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in the amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the senior officers it sued breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable security, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances made by the Bank for doubtful debts in 2002. The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit. The insurers have notified the Bank that they have certain reservations regarding the insurance coverage of the claim and that they preserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights against the insurers. The defendants filed a motion to have the suit summarily dismissed on the grounds that the plaintiff should have filed a motion for approval of the claim as a derivative claim. The Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December 7, 2003. On May 26, 2005 a hearing was held on the motion but the Court has not yet handed down its decision. Representation of the Bank in the proceedings regarding the claim and the motion has been handed over to legal counsel. In the opinion of the Bank's legal counsel, since the claim is a derivative action the Bank's exposure in respect thereto is only for expenses (including court fees, fee to the attorney of the plaintiff and special compensation to the plaintiff).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE - LEGAL CLAIMS (CONT'D)

     2) In October 2002, a class action suit was filed against the Bank, against the State of Israel (as the controlling shareholder in the Bank), and against 17 former and current senior officers of the Bank (two of whom were later struck out from the action), together with a motion to have the suit approved as a class action. The class action suit was filed on behalf of anyone who purchased shares of the Bank in the period from December 1, 2001 through August 22, 2002. The basis of the suit is the alleged breach of the duty to report under the Securities Law - 1968 and the Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder (hereinafter - "Securities Regulations"). As claimed in the suit, during the aforementioned period, a number of extraordinary events and/or matters occurred that would indicate that the Bank was in serious condition. Both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed. The estimated damage being claimed in the suit is NIS 20 million and, alternatively, NIS 14 million. The Bank notified the insurers with which it has a banking policy and a directors and senior officers liability insurance policy of the filing of the suit. The insurers carrying the banking policy notified the Bank that the banking policy does not cover the claim. The insurers carrying the directors and senior officers liability insurance policy notified the Bank that they have certain reservations regarding the validity of the claim's insurance coverage and that they preserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights against the insurers. The Bank has transferred the handling of the suit and the motion to have the suit recognized as a class action to an attorney acting on its behalf. The Court has not yet handed down a ruling on the motion to have the suit approved as a class action. On May 17, 2005 the Court accepted the motion of the plaintiff and ordered the disclosure of a number of documents by the Bank. The Bank filed an appeal on the ruling regarding the disclosure of documents. The appeal has not yet been heard.

     3) In September 2004, various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. The petitioners contend, inter alia, that according to the Bank's articles of association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank's meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank has transferred the handling of the originating motion to attorneys acting on its behalf. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 9 - LEGAL CLAIMS (CONT'D)

          A preliminary hearing was scheduled to take place on November 24, 2005, but was postponed by the Court to January 12, 2006. In the opinion of the Bank's legal advisors, the Bank will probably not be exposed to any monetary exposure as a result of the originating motion that was filed against it, based on the assumption that if the Court accepts the request of the aforementioned financial entities and orders the payment of the dividend, the State will have to pay the Bank the amount of the dividend out of the interest on the Bank's perpetual deposits with the Treasury.

     4) In June 2004 two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Labor Court in the total amount (for both of them) of NIS 2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the Bank in 2002. The suit was filed also against the Ministry of Finance Commissioner of Wages with respect to the non-approval of these payments. Alternatively the aforementioned plaintiffs request the salary raises they claim to have forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the matter to an attorney acting on its behalf.

     5) In March 2004 three companies that are customers of the Bank filed a claim for a declaratory ruling and for damages against the Bank, the Bank's Chairman of the Board, the Bank's General Manager and a credit manager of the Bank. The three plaintiffs, against which the Bank is conducting legal proceedings (against one of which a ruling was handed down in favor of the Bank and became final in 2005), request from the Court to declare, inter alia, that a binding financing agreement had been signed between them and the Bank. The three plaintiffs also claim damages in the amount of NIS 200 million which they claim were caused by the Bank and the other defendants, but for purposes of court fees they are claiming the amount of NIS 1 million while maintaining their right to amend the amount in the future. The Bank has transferred the matter to an attorney acting on its behalf.

     6) In September 2003 a supplier of fuel products filed a claim in the amount of NIS 6 million against the Bank and two other banks regarding non-payment of the consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

     7) In February 2003, the Bank was served with a suit in which a company that had received from the Bank government-guaranteed loans in the 1990s claims, together with its controlling shareholders, an amount of NIS 295 million from 13 different defendants, including the Israeli Ministry of Industry and Trade, the Israeli Finance Ministry, the heads of the Israel Investment Center, the Bank, and two of its former employees. The claim is for compensation in respect of damages allegedly caused by the defendants, among other things, as a result of a failure and/or a delay to grant loans and/or grants. The Bank notified its insurers of the filing of the suit, but has not yet received confirmation of the insurance coverage. Nevertheless, the attorneys of the insurer carrying the Bank's banking policy have notified the Bank that following an initial examination it is possible that the claim or part of it are not covered by the policy. The Bank disagrees with this opinion and has notified the insurers of this. The Bank has transferred the matter to an attorney acting on its behalf.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2005 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 9 - LEGAL CLAIMS (CONT'D)

          On January 31, 2005 the Court denied the motion of the plaintiffs to be exempted from court fees and ruled that if the fees are not paid by March 1, 2005 the claim would be dismissed. Since the fees were not paid the claim was dismissed. The plaintiffs filed an appeal on the denial of their motion for exemption from court fees and on June 7, 2005 the Court rejected their appeal. On September 18, 2005 the plaintiffs filed an appeal with the Supreme Court on the dismissal of the claim and the denial of their motion for exemption from court fees. Since the appeal was submitted late, the plaintiffs submitted with it a request to extend the date for filing an appeal. On October 26, 2005 the Supreme Court Registrar denied their request for an extension.

     8) In August 2000 a suit was filed against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $
          22.5 million. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former subsidiary of the Bank. The claim was transferred to an attorney and a statement of defense was submitted. The insurers carrying the directors and senior officers liability insurance policy have recently notified the Bank that in their opinion the claim does not have insurance coverage, but the Bank's legal counsel handling the claim still believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy.

     9) In December 1999 the Bank was served with a "third party" notice in the amount of NIS 50 million. The notice was served by the United Mizrahi Bank Ltd. (hereinafter - "Mizrahi") against the Bank and against ten additional parties, as part of a counterclaim, which the State of Israel has filed against Mizrahi concerning grants and loans which Mizrahi had provided to a group of companies. Mizrahi claims, inter alia, that the Bank was negligent in preparing surveys which were relied upon in the issuance of letters of approval to the said group of companies, and therefore the Bank is responsible for the damage suffered by the State and/or Mizrahi as a result of the collapse of the group. The Bank rejects the claims raised by Mizrahi. The matter is still in a preliminary stage of the proceedings, which makes it difficult to evaluate the chances of the proceeding. Notwithstanding this fact, Management of the Bank believes, on the basis of its legal counsel's opinion, that the Bank will not suffer any monetary damages in respect of the said notice.

     The exposure of the Bank in respect of pending claims which in the opinion of Management of the Bank, based on legal opinions, the chances of the risk involved in them becoming real is not remote, and for which no provision was made, amounts to NIS 31 million.

                               The Industrial Development Bank of Israel Limited

ANNEX A - PROFIT FROM FINANCING ACTIVITIES BEFORE ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                   FOR THE THREE MONTHS ENDED     FOR THE NINE MONTHS ENDED
                                                          SEPTEMBER 30                  SEPTEMBER 30
                                                      --------------------          --------------------
                                                      2005            2004          2005            2004
                                                      -----          -----          -----          -----
                                                           (UNAUDITED)                   (UNAUDITED)
                                                      --------------------          --------------------
                                                          NIS MILLIONS                  NIS MILLIONS
                                                      --------------------          --------------------
A.     IN RESPECT OF ASSETS
       From credit to the public                      173.2          146.2          838.0          704.8
       From credit to governments                       0.3            0.3            1.4            3.7
       From deposits with the Bank of Israel              -              -            0.1            0.1
       From deposits with banks                         1.3            0.7            7.3            3.1
       From debentures                                  0.1            0.2            0.2            0.4
                                                      -----          -----          -----          -----

                                                      174.9          147.4          847.0          712.1
                                                      -----          -----          -----          -----

B.     IN RESPECT OF LIABILITIES
       On deposits of the public                       (4.1)          (5.1)         (12.6)         (23.0)
       On deposits of the Government                 (154.2)        (116.9)        (773.8)        (584.6)
       On deposits of the Bank of Israel              (10.0)         (16.9)         (32.2)         (57.6)
       On deposits of banks                            (0.1)          (0.1)           0.1           (3.4)
                                                      -----          -----          -----          -----

                                                     (168.4)        (139.0)        (818.5)        (668.6)
                                                      -----          -----          -----          -----

C.     IN RESPECT OF DERIVATIVE
        FINANCIAL INSTRUMENTS
       Income (expenses), net, in respect of
        financial derivatives ALM*                      2.3            3.1           (1.4)          (1.9)
                                                      -----          -----          -----          -----
                                                        2.3            3.1           (1.4)          (1.9)
                                                      -----          -----          -----          -----
D.     OTHER
       Commissions from
        financing transactions                          3.2            3.4           10.1           10.9
       Gains on sale of available-for-sale
        debentures                                        -            0.1              -            0.3
       Other financing income**                         8.2            0.2           17.8            6.9
       Other financing expenses                        (2.9)          (3.1)          (8.6)          (9.1)
                                                      -----          -----          -----          -----

                                                        8.5            0.6           19.3            9.0
                                                      -----          -----          -----          -----

Total profit from financing activities before
 allowance for doubtful debts                          17.3           12.1           46.4           50.6
                                                      -----          -----          -----          -----

Including - exchange rate differences, net              0.7           (3.5)          20.6           13.2

*         Derivative financial instrument which are part of the Bank's asset and liability management system and which were not designated for hedging purposes.


**        Including - income from collected
          interest on problematic debts                 8.0              -           14.8            5.8
                                                      =====          =====          =====           =====

                               The Industrial Development Bank of Israel Limited

ANNEX B - ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                               FOR THE THREE MONTHS ENDED SEPTEMBER 30 (UNAUDITED)
                                 ------------------------------------------------------------------------------
                                                2005                                       2004
                                 ----------------------------------          ----------------------------------
                               SPECIFIC     SUPPLEMENTARY                  SPECIFIC     SUPPLEMENTARY
                              ALLOWANCE (*) ALLOWANCE (**)    TOTAL       ALLOWANCE (*) ALLOWANCE (**)    TOTAL
                                 -----          ----          -----          -----          ----          -----
                             NIS MILLIONS   NIS MILLIONS   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS   NIS MILLIONS
                                 -----          ----          -----          -----          ----          -----
BALANCE OF ALLOWANCE AT
 THE BEGINNING OF THE
 PERIOD                          710.2          65.7          775.9          713.0          78.0          791.0
                                 -----          ----          -----          -----          ----          -----
Allowances provided
 during the period                17.8           0.7           18.5           14.9           0.3           15.2
Reduction of allowances              -          (5.4)          (5.4)             -          (5.4)          (5.4)
Collection of debts
 written-off in previous
 years                            (0.2)            -           (0.2)             -             -              -
                                 -----          ----          -----          -----          ----          -----
Amount charged to
 statement of income              17.6          (4.7)          12.9           14.9          (5.1)           9.8
                                 -----          ----          -----          -----          ----          -----

Debts written off                (13.9)            -          (13.9)         (25.7)            -          (25.7)
                                 -----          ----          -----          -----          ----          -----

BALANCE OF ALLOWANCE AT
 THE END OF THE PERIOD           714.1          61.0          775.1          702.2          72.9          775.1
                                 =====          ====          =====          =====          ====          =====

Including - balance of
 allowance not deducted
 from credit to public             0.9             -            0.9            1.3           0.9            2.2
                                 -----          ----          -----          -----          ----          -----


(*)  Not including allowance for interest on non-income bearing credit.

(**) Including the general allowance for doubtful debts.

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                   FOR THE NINE MONTHS ENDED SEPTEMBER 30 (UNAUDITED)
                                    ------------------------------------------------------------------------------
                                                   2005                                        2004
                                    ----------------------------------          ----------------------------------
                                 SPECIFIC      SUPPLEMENTARY                  SPECIFIC     SUPPLEMENTARY
                                ALLOWANCE (*)  ALLOWANCE (**)    TOTAL       ALLOWANCE (*) ALLOWANCE (**)    TOTAL
                                    -----          ----          -----          -----          ----          -----
                                NIS MILLIONS   NIS MILLIONS  NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                    -----          ----          -----          -----          ----          -----
BALANCE OF ALLOWANCE AT
 THE BEGINNING OF THE
 PERIOD (AUDITED)                   714.4          69.6          784.0          732.5          78.5          811.0
                                    -----          ----          -----          -----          ----          -----

Allowances provided
 during the period                   45.6           0.5           46.1           65.5           5.2           70.7
Reduction of allowance s             (2.7)         (9.1)         (11.8)         (10.9)        (10.8)         (21.7)
Collection of debts
 written-off in previous
 years                               (0.2)            -           (0.2)             -             -              -
                                    -----          ----          -----          -----          ----          -----
Amount charged to
 statement of income                 42.7          (8.6)          34.1           54.6          (5.6)          49.0
                                    -----          ----          -----          -----          ----          -----

Debts written off                   (43.2)            -          (43.2)         (84.9)            -          (84.9)
                                    -----          ----          -----          -----          ----          -----

    BALANCE OF ALLOWANCE AT
     THE END OF THE PERIOD          714.1          61.0          775.1          702.2          72.9          775.1
                                    =====          ====          =====          =====          ====          =====

Including - balance of
 allowance not deducted
 from credit to public                0.9             -            0.9            1.3           0.9            2.2
                                    -----          ----          -----          -----          ----          -----


(*)  Not including allowance for interest on non-income bearing credit.

(**) Including the general allowance for doubtful debts.

                               The Industrial Development Bank of Israel Limited

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                              SEPTEMBER 30, 2005 (UNAUDITED)
                                    -------------------------------------------------------------------------------------
                                                                   FOREIGN CURRENCY OR LINKED
                                        ISRAELI CURRENCY                     THERETO
                                    ------------------------          ---------------------
                                                    LINKED TO           US            OTHER      NON-MONETARY
                                   UNLINKED          THE CPI          DOLLAR        CURRENCIES      ITEMS          TOTAL
                                    -------          -------          -------          ----          ----         -------
                                 NIS MILLIONS     NIS MILLIONS     NIS MILLIONS   NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                    -------          -------          -------          ----          ----         -------
ASSETS
Cash and deposits
 with banks                            40.7             16.3             22.2           0.5             -            79.7
Securities                              0.7              2.5                -             -          60.4            63.6
Credit to the public                  471.6            613.1          6,661.7          73.7             -         7,820.1
Credit to governments                     -             10.8             36.7          15.5             -            63.0
Fixed assets                              -                -                -             -           1.2             1.2
Other assets                            7.5                -                -             -           3.6            11.1
Perpetual deposits with
 the Israeli Treasury                     -            821.7                -             -             -           821.7
                                    -------          -------          -------          ----          ----         -------

Total assets                          520.5          1,464.4          6,720.6          89.7          65.2         8,860.4
                                    -------          -------          -------          ----          ----         -------

LIABILITIES
Deposits of the public                134.4             96.4             22.1           2.4             -           255.3
Deposits of banks                   1,057.7                -                -          15.5             -         1,073.2
Deposits of the Government                -            352.6          6,571.2             -             -         6,923.8
Perpetual deposit                       0.1                -                -             -             -             0.1
Capital notes                             -                -             27.3             -             -            27.3
Other liabilities                      15.2             37.0              2.6             -           2.2            57.0
                                    -------          -------          -------          ----          ----         -------

Total liabilities                   1,207.4            486.0          6,623.2          17.9           2.2         8,336.7
                                    -------          -------          -------          ----          ----         -------

Difference                           (686.9)           978.4             97.4          71.8          63.0           523.7

Forward transactions, net             160.2            (25.0)           (58.6)        (76.6)            -               -
                                    -------          -------          -------          ----          ----         -------

Out-of - the-money options,
 net (in terms of
 underlying assets)                     5.8                -             (5.8)            -             -               -
                                    -------          -------          -------          ----          ----         -------

Total                                (520.9)           953.4             33.0          (4.8)         63.0           523.7
                                    =======          =======          =======          ====          ====         =======

Out-of- the-money options,
 net (capitalized
 par value)                            14.3                -            (14.3)            -             -               -
                                    -------          -------          -------          ----          ----         -------

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

REPORTED AMOUNTS


                                                                SEPTEMBER 30, 2004 (UNAUDITED)
                                   --------------------------------------------------------------------------------------
                                                                   FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                      THERETO
                                   ------------------------          ----------------------
                                                   LINKED TO           US            OTHER       NON-MONETARY
                                   UNLINKED         THE CPI          DOLLAR        CURRENCIES       ITEMS          TOTAL
                                   -------          -------          -------          -----          ----         -------
                                 NIS MILLIONS    NIS MILLIONS     NIS MILLIONS    NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                   -------          -------          -------          -----          ----         -------
ASSETS
Cash and deposits
 with banks                           37.7             22.3             38.3           12.1             -           110.4
Securities                             1.3              5.3                -              -          59.1            65.7
Credit to the public                 757.6            840.6          6,802.6          118.7             -         8,519.5
Credit to governments                    -             13.2             43.8           27.2             -            84.2
Fixed assets                             -                -                -              -           2.3             2.3
Other assets                          18.5                -              2.5              -           5.2            26.2
Perpetual deposits with
 the Israeli Treasury                    -            808.9                -              -             -           808.9
                                   -------          -------          -------          -----          ----         -------

Total assets                         815.1          1,690.3          6,887.2          158.0          66.6         9,617.2
                                   -------          -------          -------          -----          ----         -------

LIABILITIES
Deposits of the public               238.7            196.6             68.8            5.6             -           509.7
Deposits of banks                  1,513.1                -                -           27.2             -         1,540.3
Deposits of the Government               -            392.3          6,583.3              -             -         6,975.6
Perpetual deposit                      0.1                -                -              -             -             0.1
Capital notes                            -                -             29.4              -             -            29.4
Other liabilities                     13.4             38.3              1.8              -           1.6            55.1
                                   -------          -------          -------          -----          ----         -------

Total liabilities                  1,765.3            627.2          6,683.3           32.8           1.6         9,110.2
                                   -------          -------          -------          -----          ----         -------

Difference                          (950.2)         1,063.1            203.9          125.2          65.0           507.0

Forward transactions, net            480.7           (197.2)          (163.6)        (119.9)            -               -
                                   -------          -------          -------          -----          ----         -------

In-the-money options,
 net (in terms of
 underlying assets)                   13.1                -            (13.1)             -             -               -
                                   -------          -------          -------          -----          ----         -------

Total                               (456.4)           865.9             27.2            5.3          65.0           507.0
                                   =======          =======          =======          =====          ====         =======

In-the-money options,
 net (capitalized
 par value)                           16.7                -            (16.7)             -             -               -
                                   -------          -------          -------          -----          ----         -------


                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                  DECEMBER 31, 2004 (AUDITED)
                                   -------------------------------------------------------------------------------------
                                                                  FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                    THERETO
                                   ------------------------         ----------------------
                                                   LINKED TO          US             OTHER      NON-MONETARY
                                   UNLINKED         THE CPI         DOLLAR         CURRENCIES      ITEMS          TOTAL
                                   -------          -------         -------          -----          ----         -------
                                NIS MILLIONS     NIS MILLIONS     NIS MILLIONS    NIS MILLIONS   NIS MILLIONS NIS MILLIONS
                                   -------          -------         -------          -----          ----         -------
ASSETS
Cash and deposits
 with banks                           46.1             22.5            47.6            1.7             -           117.9
Securities                             0.6              3.1               -              -          56.3            60.0
Credit to the public                 708.7            717.1         6,450.0          117.6             -         7,993.4
Credit to governments                    -             12.4            36.2           24.1             -            72.7
Fixed assets                             -                -               -              -           1.9             1.9
Other assets                          22.4                -               -              -           3.6            26.0
Perpetual deposits with
 the Israeli Treasury                    -            806.5               -              -             -           806.5
                                   -------          -------         -------          -----          ----         -------

Total assets                         777.8          1,561.6         6,533.8          143.4          61.8         9,078.4
                                   -------          -------         -------          -----          ----         -------

LIABILITIES
Deposits of the public               198.3            148.8            53.0            5.2             -           405.3
Deposits of banks                  1,403.9                -               -           24.1             -         1,428.0
Deposits of the Government               -            372.4         6,282.2              -             -         6,654.6
Perpetual deposit                      0.1                -               -              -             -             0.1
Capital notes                            -                -            25.3              -             -            25.3
Other liabilities                     17.5             33.8             1.8            2.4           1.3            56.8
                                   -------          -------         -------          -----          ----         -------

Total liabilities                  1,619.8            555.0         6,362.3           31.7           1.3         8,570.1
                                   -------          -------         -------          -----          ----         -------

Difference                          (842.0)         1,006.6           171.5          111.7          60.5           508.3

Forward transactions, net            376.9           (143.0)         (121.5)        (112.4)            -               -

In-the-money options, net
 (in terms of underlying
 asset)                               29.3                -           (29.3)             -             -               -
                                   -------          -------         -------          -----          ----         -------

Total                               (435.8)           863.6            20.7           (0.7)         60.5           508.3
                                   =======          =======         =======          =====          ====         =======

In-the-money options, net
 (capitalized par value)              36.1                -           (36.1)             -             -               -
                                   -------          -------         -------          -----          ----         -------